U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549
FORM 10-SB
(A), (1), (I)

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES ACT OF 1934

WORLD WIDE MOTION PICTURES CORPORATION
  (Name of Small Business Issuer in Its Charter)

      MICHIGAN
(State or other jurisdiction
of incorporation or organization)
        33-0081215
    (I.R.S. Employer Identification No.)


2120 MAIN STREET, SUITE 180, HUNTINGTON BEACH, CALIFORNIA, 92648
(Address of principal executive offices including Zip Code)


(714) 960-7264
(Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class
to be so registered




Name of each exchange on which
each class is to be registered



Securities to be registered under Section 12(g) of the Act:

                  COMMON
(Title of Class)


(Title of Class)




TABLE OF CONTENTS



ITEM #   ITEM CAPTION

1    Description of Business

2    Management's Discussion and Analysis or Plan of Operation

3    Description of Property

4    Security Ownership of Certain Beneficial Owners and Management

5    Directors, Executive Officers, Promoters and Control Persons

6    Executive Compensation

7    Certain Relationships and Related Transactions

8    Legal Proceedings

9    Market for Common Equity and Related Shareholder Matters

10   Recent Sales of Unregistered Securities

11   Description of Securities

12   Indemnification of Directors and Officers

13   Financial Statements

14   Changes in and Disagreements with Accountants on Accounting and

     Financial Disclosure

15   Financial Statements and Exhibits 49


ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

INCEPTION THROUGH SEPTEMBER 1997

World Wide Motion Pictures (a sole proprietorship)(the "Predecessor") was founded in July of 1977, with the guidance and consultation of well-known producer and director Otto Preminger, under the name of World Wide Motion Pictures and later incorporated under the laws of the state of Michigan on December 9, 1980 under the name of World Wide Motion Pictures Corporation (the "Predecessor") and has filed "annual reports" with the state of Michigan securities bureau as required by Michigan law. The Predecessor was formed for the purpose of financing, developing, producing, purchasing and distributing filmed and taped motion picture and television product for consumption by the general public. In March of 1981 the Predecessor acquired G.L. Productions, Inc. and all of its facilities, a Washington, D.C. company (see Exhibit 2.1). In November of 1983, the Predecessor, through a reorganization agreement, merged with the National Power Corporation (the "Registrant")(formerly Juggernaut Energy Corporation), a Utah public corporation (see Exhibit 2.2). National Power Corporation's common stock was traded on the over-the-counter market with registered broker-dealer firms making a market nationally.
Contemporaneously with the merger, the name of the Registrant was changed to WWMP Inc. and subsequently changed to World Wide Motion Pictures Corporation. At the time of this filing, the Registrant has shareholders in 32 states and 7 foreign countries including England, Japan, Singapore, Australia, Germany, Israel, and Canada including the names of 15 broker-dealer firms holding the Registrant's common securities.

The Predecessor formerly was, and currently the Registrant is, organized to finance, develop, produce, purchase and market/distribute a wide variety of motion picture and television projects including feature films, short subjects, docudramas, documentaries, industrial films, and television productions using a formula of high technology, moderate budget, cost control, and continual flow of product. (See pages 8, 9 & 10.) THE REGISTRANT IS ENGAGED IN AND PURSUING DIVERSIFIED BUSINESS ENTERPRISES WITH PROFIT POTENTIAL AS AUTHORIZED BY ITS CHARTER AND BYLAWS SUCH AS NEW AND EMERGING MEDIA TECHNOLOGIES, EDUCATIONAL SEMINARS AND HEALTH CARE SERVICES.

The Registrant has an active 17 member Board of Directors; Board designated committees including Executive, Audit, Finance, and Personnel; staff operating committees including Production and Product Development, Standards, and Experimental projects; elected officers, and an Advisory Board of Directors. Certain other individuals who provide technical, theatrical, marketing, business, and production services to the Registrant on a specific ongoing basis have entered into contracts with the Registrant. (SEE EXHIBITS 10.14 - 10.22)

The following transactions represent certain events that have transpired throughout the history of the Registrant's business that resulted in major developments within the Registrant's current corporate strategic plan AND THE SPECIFIC DEVELOPMENTS REGARDING THE REGISTRANT'S BUSINESS IN THE LAST THREE YEARS.

(bullet) CORPORATE ACQUISITION BY THE PREDECESSOR

In March of 1981, the Predecessor acquired G.L. Productions Inc., a Washington, D.C. company ("GLP") and all of its assets. GLP was a production and distribution company producing and distributing short subject, docudrama, documentary and industrial motion pictures. Certain of GLP's productions were produced and distributed in conjunction with the United States Government. The Predecessor acquired GLP by the exchange of 12,469 then authorized and previously unissued shares of the Predecessor which, upon merger with the Registrant, became 2,012,814 shares of common stock of the Registrant.
These shares were issued to GLP's president and sole owner, George T. Lindsey, for 1000 shares of GLP unregistered common stock representing 100% of GLP's outstanding common stock. Mr. Lindsey is currently a Vice President for the Registrant and is entitled to a contractual sales commission of five (5%) percent of any revenue of the product library of the Registrant that was owned by GLP prior to its acquisition by the Predecessor from lease or sale by him personally to third parties. (There have been no commissions earned by Mr. Lindsey during the past three years.)(SEE EXHIBIT 2.1.)

(bullet) THE NATIONAL POWER CORPORATION AGREEMENT AND PLAN OF
REORGANIZATION

On February 7, 1980, Juggernaut Energy Corporation was incorporated under the laws of the state of Utah. (See Exhibit 3.0 and 3.1). In April of 1980, Juggernaut Energy Corporation had prepared an offering circular for the issuance of an initial public offering of up to 500,000 shares of its common stock for the purpose of acquiring a maximum of $100,000 or minimum of $50,000 in working capital. (See
Exhibit 3.2). The offering was underwritten by First Equities Corp. of Salt Lake City, Utah, the effective date of which was April 18, 1980. The stock offering price was $.20 per share and the offering was closed upon the acquisition of the minimum amount of expected proceeds. Combined with the original incorporator's stock, immediately following the close of the public offering, the Registrant's outstanding shares of common stock totalled 1,350,000 (150,000 initially issued to Officers, Directors and Founder of the corporation; 500,000 from offering; 150,000 at par value $0.01 as partial consideration for the assignment of interest in oil exploration; 550,000 for $5,500.00 cash). On October 17, 1981, Juggernaut Energy Corporation amended its Articles of Incorporation to effect a name change to National Power Corporation, increase the authorized common stock to 50,000,000 shares, and decrease the par value from $.01 to $.0025 per share. (See Exhibit 3.3)

On October 14, 1983, National Power Corporation executed a letter of intent with the Predecessor, the material provisions of which provided that the Predecessor would exchange 145,578 of its unregistered common shares for 23,500,000 of the issued and outstanding capital stock of National Power Corporation. On February 10, 1984, pursuant to a special meeting of shareholders of the National Power Corporation, a majority of the National Power Corporation's issued and outstanding shares adopted resolutions relating to the consummation of an Agreement and Plan of Reorganization as between the Predecessor, namely World Wide Motion Pictures Corporation and the National Power Corporation. (See Exhibit 3.12) In connection with the foregoing, the Predecessor issued to the National Power Corporation 145,578 shares of its unregistered common stock and in consideration therefore, the Predecessor acquired, in a tax-free stock for stock transaction (calculated to comply with Internal Revenue Codes), approximately 94% of the issued and outstanding shares of the National Power Corporation. Further, the merger process resulted in a change in the Registrant's number of shares issued, outstanding and authorized and a change in par value. Also, as a result of the foregoing transaction, a change in control of the Registrant took place and a new board of directors was elected. The National Power Corporation also amended its Articles of Incorporation to effect a name change to World Wide Motion Pictures Corporation, the Registrant. (See Exhibits
3.0 thru 3.16)

(bullet) SECURITIES OFFERINGS OF THE PREDECESSOR AND REGISTRANT

In June of 1982, the Predecessor's securities counsel, Dykema, Gossett, Spencer, Goodnow & Trigg, under the direction of the Predecessor's management, prepared an unregistered private placement limited partnership offering circular for the production of one full length feature motion picture. Net proceeds to the company would have been $1,000,000 (50 units at $20,000 per unit). The offering was prepared as a self-underwriting financing proposed by the Predecessor to be formed in compliance with the Uniform Limited Partnership Act of the State of Michigan. The offering was abandoned prior to any sales of units as a result of a change in strategic planning by the Predecessor's management. Essentially, management concluded that expending all of its production resources in the preparation of one motion picture was unduly speculative and that participation in a broad range of film and television partnership packages would thereby assure a greater degree of opportunity for success.

In March of 1986, the Registrant's securities counsel, Berry, Moorman, King, Cook and Hudson, under the direction of the Registrant's management, prepared a registered private placement limited partnership offering circular for the production of four full length feature motion pictures. Net proceeds to the Registrant would have been $200,000 minimum or $4,960,000 maximum (40 units at $5,000 per unit minimum/992 units at $5,000 per unit maximum). The offering was to be underwritten by R.B. Marich Inc., a registered broker/dealer firm in Denver, Colorado, and W.R. Lazard & Co., a registered broker/dealer firm in New York, New York. The offering was withdrawn as a result of impending changes that occurred in the United States tax laws at that time. All proceeds that were committed to the offering were returned.

The Registrant has not proposed a public offering of its common stock since the initial public offering of the National Power Corporation in 1980.

(bullet) FILM LIBRARY ACQUISITIONS

THE REGISTRANT ACQUIRES VARIOUS COMPLETED MOTION PICTURES AND TELEVISION PRODUCTIONS, SOME OF WHICH ARE TOTALLY OR PARTIALLY PURCHASED IN EXCHANGE FOR COMMON STOCK, PREFERRED STOCK, AND A REVENUE PARTICIPATION OF THE REGISTRANT. A SIGNIFICANT ACQUISITION OCCURRED in November of 1991, AT WHICH TIME the Registrant entered into an agreement with an un-related non-affiliated entity, Presidio Productions, a California corporation ("Presidio")(see Exhibit 10.7), whereby the Registrant acquired all right, title and interest in 136 motion picture and television productions ("Product") in exchange for a total consideration aggregating 2,000,000 fully paid, non-assessable, unregistered Rule 144 shares of common stock of the Registrant and 25,000 fully paid, non-assessable, unregistered shares of preferred stock of the Registrant. Further terms and conditions of the Registrant/Presidio transaction were as follows: a.) The Registrant agreed to cause all of the common shares being issued to Presidio thereunder to be issued immediately following the "closing" of the Registrant/Presidio transaction; and, b.) The Registrant issued the remaining preferred shares upon the delivery of all physical elements of the product including 35mm gauge negative film footage, 35mm gauge answer print film footage, 1-inch videotape masters, 3/4" videotape submasters, and 1/2" videotape archival cassettes.

The value of the film library was determined by arms-length negotiations between the buyer and the seller which included review of production and replacement costs, previous marketing experience and marketing potential. Accordingly, the Registrant has pursuant to GAAP, reported the transaction in the financial statements at $12,750,000 under unclassified assets. On December 14, 1992, the Registrant/Presidio transaction was considered closed, with all parties thereto having executed the agreement (see Exhibit 10.7) and Product delivered to the Registrant. Under the terms of that same agreement all Product had been delivered by Presidio to the Registrant in good condition and represented to be free of any and all liens or encumbrances along with a bill of sale regarding the same. A LIMITED AMOUNT OF REVENUE HAS BEEN RECEIVED FROM THE LEASING OF FILMS AND TELEVISION PRODUCTIONS IN THE LIBRARY. (SEE ITEM 15 FINANCIAL STATEMENTS)

(bullet) FORMATION OF OPERATING SUBSIDIARIES OF THE REGISTRANT

In July, 1993, the Registrant formed two fully operational, wholly owned subsidiaries, World Wide Film & Television Institute and WWMPC Environmental Services Corporation. The Institute's primary business is the development, production, marketing, and implementation of educational symposiums, workshops, lectures, and forums, on a national basis in areas covering the entertainment industry specifically film and television, financing, packaging, production, marketing/distribution, and the political/networking process that accompanies these areas of expertise. Main events (primarily symposiums and seminars with more than one hundred participants) are scheduled on an annual basis and workshops, lectures and forums intermittently throughout the year. The Registrant's first entry into a completely diversified field was the formation of WWMPC Environmental Services Corporation. This company's primary business was the marketing and distribution of environmental services (including detection and remediation of indoor air quality for residential and commercial dwellings and products)(including indoor air quality testing kits for residential and commercial dwellings); the orchestration, production, marketing, and implementation of information seminars and infomercials designed specifically for contractors and other professionals in the energy business desirous of augmenting their existing activity by entering the environmental services field. Special staff with expertise in this area was retained by the Registrant's management to ensure optimum productivity
and growth potential.    The Registrant discontinued the operation of
this business in December 1994.      SUBSIDIARY CORPORATIONS ARE
FORMED PERIODICALLY FOR THE PURPOSE OF DEVELOPING, PRODUCING, OR DISTRIBUTING ONE OR MORE MOTION PICTURE OR TELEVISION PRODUCTIONS OWNED AND/OR CONTROLLED BY THE REGISTRANT. THE SUBSIDIARY CORPORATIONS, WHEN ACTIVE, INDIVIDUALLY OPERATE AS A SEPARATE BUSINESS WITH SEPARATELY DEFINED BOARDS OF DIRECTORS, EXECUTIVE AND OPERATING OFFICERS, INVESTORS, LIABILITIES, PRODUCTION OR CO-PRODUCTION TEAMS AND REVENUE SHARING ARRANGEMENTS. CURRENTLY, THE REGISTRANT HAS TWO ACTIVE "PRODUCTION" CORPORATION SUBSIDIARIES; WORLD WIDE FILMS INC., WHICH WAS RECENTLY USED FOR THE PRODUCTION OF THE FEATURE LENGTH MOTION PICTURE TENTATIVELY ENTITLED SHATTERED ILLUSION FEATURING MORGAN FAIRCHILD, BRUCE WEITZ, RICHARD LYNCH, AND DAN MONAHAN, AND WORLD WIDE PRODUCTIONS INC. FOR THE PRODUCTION OF AN UPCOMING FEATURE LENGTH MOTION PICTURE TENTATIVELY ENTITLED ALONG FOR THE RIDE. A DIVERSIFIED SUBSIDIARY CORPORATION WAS FORMED IN DECEMBER 1996 TO PROVIDE A VARIETY OF HOME HEALTH CARE AND TEMPORARY NURSING SERVICES TO THE HEALTHCARE DELIVERY SYSTEM. THIS NEW SUBSIDIARY EXPECTS TO BEGIN PRODUCING PROFITS DURING THE FIRST QUARTER OF 1998.

BUSINESS OF REGISTRANT

PRINCIPAL PRODUCTS AND SERVICES OF THE REGISTRANT

The principal business of the Registrant is the development, financing, production, purchasing and marketing/distribution of feature films/video productions and various other forms of filmed and/or televised entertainment. In addition, the Registrant and its (STRIKEOUT)affiliates(STRIKEOUT) ASSOCIATES produce/co-produce documentaries, docudramas, industrial films, and specialty television productions for consumption by the general public. Feature films and short subject projects completed and/or marketed by the Registrant are generally rented or sold to national and international theater chains, independent television stations and television networks. Revenue can be generated from a variety of sources. The two basic sources are:
(1) theatrical exhibition pursuant to agreements which generally provide for payment by the exhibitors of a percentage of box office receipts with or without a guarantee of a fixed minimum, and (2) licensing to television networks and independent stations pursuant to agreements which provide for a fixed number of telecasts over a fixed period of time for a fixed license fee payable in periodic installments. Substantial additional profits may accrue from ancillary areas of the industry including retail home video cassette sales and rentals, product merchandising, literary rights, and related
paraphernalia.    Currently, 100% of the Revenue received by the
Registrant has been from the leasing of film and television productions from its library.

The Registrant produces/co-produces and markets its product as individual motion pictures and television productions which are customarily organized and accounted for as separate businesses with
their own management, employees, equipment and budgets.    Currently,
the Registrant is using wholly owned subsidiary corporations it has
formed for motion picture and television production.      The
controlling production entity or co-production entity (in certain cases, the Registrant) has primary overall responsibility for all aspects of a project, from pre-production, principal photography and post production through marketing and distribution. The individual
producer    (s)     for each film or television project is responsible
for general management and coordination of the film or video as well as planning, principal casting, technical and creative responsibilities to be performed in conjunction with the director of the production. The production of a full length motion picture or feature television project involves a number of related activities which, in general, can take six months to a year to fully complete.

Producers, directors, performers, writers, and various technicians who participate in the production of the Registrant's films and video projects are generally retained on a project-by-project basis, and are normally compensated by negotiated fixed fees and all standard guidelines set down by unions in the motion picture and television industry.

The Registrant's various production, development, marketing, and finance committees continuously review and, in specific cases, package feature film and television projects for financing, production, and distribution. Management of the Registrant has, since the Registrant's inception, encouraged screenplay and teleplay submission and completed projects in all genre of filmed and video taped entertainment in order to insure the best possible opportunity for selection of quality and marketable product for the Registrant to be involved.

The Registrant currently owns and maintains a completed screenplay and teleplay literary library encompassing 57 WGA (Writer's Guild of America) registered properties from which it occasionally selects the most imaginative and promising ones for either development, production, or marketing. Certain screenplays and teleplays currently owned or optioned by the Registrant have been developed and packaged for production.

Additionally, the Registrant currently owns and maintains a completed film and video library encompassing 273 titles of feature length motion pictures, documentaries, docudramas, and television projects. For internal control, the Registrant's Board of Directors directed management to retain an independent appraiser in order to verify the value of its library as currently determined by staff and management (see Item 15. Financial Statements and Exhibits, Notes to Consolidated Financial Statements, Note 2). The Registrant also owns film equipment, a sound effects library, a still slide library, novels and options on treatments and holds a beneficial interest in certain ongoing contracts. Options on literary treatments otherwise defined as developing storylines and creative ideas are occasionally secured by the Registrant and company's like the Registrant for the purpose of developing the storyline or creative idea into a fully developed screenplay or teleplay at some unknown time in the future. The Registrant may or may not contribute expertise to a project such as rewriting, packaging, financing, production and budgeting. The Registrant's "beneficial interest" (percentage of future revenue, if any) in certain ongoing contracts includes certain of the above-referred to options or options on already fully prepared screenplays or teleplays which may or may not be produced into a film or television production at some unknown time in the future. None of the ongoing contracts "beneficial interest" entered into by the Registrant is significantly material to the Registrant's current financial condition and/or operations at the present time. The full development of the contracts is dependent on the acquisition of additional capital by the Registrant.

Distribution of product by the Registrant initially can be generally handled through the Registrant's distribution/marketing network of associated companies (see MARKETING OF THE REGISTRANT'S PRODUCTS AND SERVICES), the Registrant's Producer's Representatives, television syndicators and all other established customary channels used by independent producers and production companies. The Registrant's distribution/ marketing network of associated companies is comprised of a wide variety of domestic and foreign film distributors and television syndicators, all of which have extensive backgrounds of experience and knowledge in specific areas of marketing and distribution of film and television product including domestic film distribution, foreign film distribution, domestic television syndication, foreign television syndication, domestic home video distribution, foreign home video distribution, and domestic and international satellite broadcast. The Registrant's producer's representative, in some cases, acts as a liaison between the Registrant and the above referred distribution network relative to specific contractual points of discussion for a particular transaction the Registrant may be contemplating for one of its product. (See page 15 & 16.)

The principals of the Registrant have a proven record demonstrating their training and experience in high quality, cost controlled, moderately budgeted film/video productions and innovative marketing and distribution skills. Certain of these backgrounds include production and marketing experience at both large studios and small independent companies. The combined number of motion pictures and television productions the production and marketing personnel of the Registrant have been instrumentally involved with encompass over 100 productions. The production and marketing team is expert in the use of the latest technological filming and video taping techniques, state of the art equipment, and administrative control, i.e., experienced budget and production/distribution cost supervision and distribution capabilities. Certain of the technological expertise and/or equipment that is used by the Registrant's professional personnel include platform releasing (e.g., THE RIVER RUNS THROUGH IT, Tri Star Pictures, in excess of $30 million in gross revenue worldwide; PULP FICTION, Miramax, in excess of $100 million in gross revenue worldwide; THE POSTMAN (in current release), Miramax, in excess of $15 million in gross revenue worldwide), "regional break releasing", "test market releasing"; Panavision, Kodak, Arroflex, and Nikkagami camera equipment in 16, Super 16 and 35mm gauge format; Avid, Protools, and Media 100 post production and editorial equipment for film and video; Keylight lighting equipment; and DHX, DAK and Nagomi sound equipment. (See pages 29 through 36.)

The principals of the Registrant have developed, produced, distributed and consulted on a wide variety of feature films, documentaries, docudramas, short subjects, television productions and industrial motion pictures. They and/or their productions have earned a wide variety of many national and international film/television production awards including, as an example: Emmy awards (David Toma/CBS Movie-of-the-Week, BABIES HAVING BABIES), Emmy nominations, Drummer awards
(former executive vice president and current advisor Henry Barth/wide variety of industrial and training films), gold/silver and bronze medals from various international film festivals (George Lindsey/New York and Chicago Film Festivals for docudramas and documentaries), Academy awards and academy award nominations (Charles Newirth/feature film FORREST GUMP) and Academy award nominations (Fred Baron/feature film ROBOCOP)(John R. Woodward/feature film THE SHAWSHANK REDEMPTION) (for additional information refer to ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS biographical information).

The Registrant and its principals have entered into various ongoing agreements and arrangements relative to the consultancy, production, financing and distribution of motion picture or television projects. Many of the agreements and arrangements contain provisions which could result in revenue to the Registrant (refer to Exhibits 10.1 through 10.11). Although a significant part of the Registrant's historical operations has been devoted to developing and consummating these agreements and arrangements with a wide variety of companies and individuals within the entertainment industry, the potential revenue resulting from such agreements and arrangements has not been shown as receivables or assets on the financial statements. Potential revenue from the above referred-to ongoing agreements and arrangements can be acquired by the Registrant utilizing general and more specific markets and technologies, which in the opinion of the Registrant's management, will also increase in scope and size. As indicated by a wide variety of industry publications including Variety and The Hollywood Reporter, current trends indicate that these future markets and expanding technologies, such as the increase in the deregulation of the European television industry and 100+ channel global satellite television programming, will extend for a lengthy period of time. In the opinion of the Registrant, these future markets and expanding technologies will continue to promote further new ways to exploit film and television entertainment product; i.e., with mass appeal increasing as specific technological industries such as high definition television, CD-Rom, and expanded internet communications. Full and complete exploitation of these agreements and arrangements by the Registrant will require the acquisition of additional working capital, which the Registrant is anticipating to achieve through financial offerings and/or other traditionally used methods of capital acquisitions by small and midsize companies. (See Exhibits 10.1 through 10.11, 10.23)

Since its creation in July of 1977, the Registrant's management continuously researches data, updates pertinent technical information, and has subsequently implemented procedures regarding the production of and consultancy for moderately budgeted feature film (production budgets of approximately $250,000 to $5,000,000) and television projects produced on a continual flow of product basis. (Management of the Registrant define "continual flow of product" as the production of motion picture and television product produced on an overlapping production basis; ie., 3 weeks into 4 weeks of post production for production "A", principal photography on Production "B" begins; and 3 weeks into 4 weeks of principal photography on Production "B", pre-production on Production "C" begins.) It is the Registrant's opinion that following this production process will help to ensure a "continual flow of product" for the marketing and distribution of product by the Registrant and subsequently help to ensure and increase a continuous revenue stream. The above formula is the basis for the Registrant's profit making strategy. It is the opinion of management that such strategy has a high percentage of opportunity for success. The full realization of profits from the Registrant's strategic preparations is dependent on the acquisition of additional capital.

The following transactions represent the most significant potentially revenue-producing arrangements relative to motion picture and television production, co-production, marketing, consulting and acquisitions the Registrant has entered into to date.

(bullet) DOCUMENTARY/DOCUDRAMA/SCREENPLAY ACQUISITION AND MARKETING

On March 18, 1981, the Registrant acquired G.L. Productions, Inc. ("GLP") of Washington, D.C. and all of its facilities and productions including twenty-eight 30 and 60-minute documentaries and docudramas and 42 completed/registered screen and teleplays ("product")(see
Exhibit 2.1). Certain titles include RHOUTES TO GYANA featuring Leonard Nimoy, YOU'VE COME A LONG WAY MAYBE feature Barbara Walters; and THE LOST ANCIENT CITIES OF TOPAN AND TIKAL featuring Brock
Peters.
The Registrant and GLP have entered into various television syndication and public broadcast agreements since the acquisition of the product relative to the marketing and exploitation of the product.
According to the terms of the acquisition, the Registrant retains 100% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) SCREENPLAY/TELEPLAY ACQUISITION

On November 28, 1983, the Registrant entered into an acquisition agreement (Agreement) with Paul Alex Productions of Huntington Beach, CA for the purpose of acquiring all right, title and interest in 12 completed screenplays and teleplays ("product")(see Exhibit 10.1).
The product was registered with the Writer's Guild of America West and consisted of various genre of story content. According to the terms of the acquisition, the Registrant retains 80% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the produced product worldwide in perpetuity.

(bullet) FEATURE FILM CO-PRODUCTION

On March 26, 1987, the Registrant entered into a co-production agreement (Agreement) with G.O.D. Entertainment/The Pitch Limited of Los Angeles, CA for the purpose of co-producing the feature length motion picture entitled HOLLYWOOD HEARTBREAK aka PITCH ("product")(see
Exhibit 10.2). The product, which stars Mark Moses, Carol Mayo Jenkins and James LeGro, completed production in June of 1987, and was distributed by subdistributor, Raystar Distribution Company, to video outlets throughout the United States and Europe. According to the terms of the Agreement the Registrant retains 5% of any of the potential producer's net revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) TELEVISION ACQUISITION

On May 19, 1987, the Registrant entered into an acquisition agreement (Agreement) with United Development Industries/Topper Ltd. of Los Angeles, CA for the purpose of acquiring all right, title and interest in the television production entitled VEGAS DAZE ("product")(see
Exhibit 10.3). The product, which stars Larry Storch, Forrest Tucker, Ruth Buzzi and Gary Owens was distributed by sub-distributor Palm Springs Distribution Company to video outlets in regional southwest territories. According to the terms of the Agreement the Registrant retains 50% of any of the potential producer's net revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) TELEVISION CO-PRODUCTION

On April 11, 1990, the Registrant entered into a co-production agreement ("Agreement") with Pacific Film Group of Los Angeles, CA for the purpose of co-producing and distributing three 30-minute television productions entitled HOLLYWOOD HOTTEST STUNTS, THE REAL GODFATHERS, and THRILLS, CHILLS AND SPILLS ("product")(see Exhibit 10.4). The three independently hosted productions were distributed by distributor, Myntex Corporation and Handleman Company, in a "video sell-through" arrangement throughout the United States and Canada. According to the terms of the Agreement the Registrant retains 3% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM ACQUISITION

On September 6, 1990, the Registrant through an acquisition agreement ("Agreement") with Tagerick Films of Los Angeles, CA acquired all right, title and interest in the feature length motion picture entitled TERROR ON SHADOW MOUNTAIN ("product")(see Exhibit 10.5) starring Richard Groat and Bill Smith. At the time of this filing the product was in post production and has not been distributed in any markets or territories. According to the terms of the Agreement the Registrant retains 50% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM CO-PRODUCTION

On October 21, 1991, the Registrant entered into a co-production agreement ("Agreement") with J.O.E. Productions and Webb Films International of Los Angeles, CA for the purpose of co-producing the feature length motion picture entitled BREAKING UP WITH PAUL aka MOVIES, MONEY AND MURDER ("product")(see Exhibit 10.6). The product which stars Martin Mull, Karen Black, and Laine Kazan completed production in December of 1990, and was distributed by Hills Entertainment Inc. to video retail outlets throughout the world. According to the terms of the Agreement the Registrant retains 2% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM LIBRARY ACQUISITION AND DISTRIBUTION

On November 29, 1991, the Registrant acquired 136 feature film and television productions ("product")(see Exhibit 10.7) from Presidio Productions Inc. ("Presidio") for marketing and exploitation purposes in all markets and all territories worldwide. At the time of this filing the product was in various stages of marketing and distribution. According to the terms of the agreement the Registrant retains 50% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) TELEVISION CO-PRODUCTION

On June 22, 1992, the Registrant entered into a co-production agreement ("Agreement") with Webb Films International of Los Angeles, CA for the co-production of a 60-minute television production special entitled VIDEO MONDO aka THE RAVE ("product")(see Exhibit 10.8). At the time of this filing the product was in post production being readied for distribution in the spring of 1996. According to the terms of the Agreement the Registrant retains 2% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM CO-PRODUCTION/CONSULTANCY

On July 9, 1992, the Registrant entered into a co-production/consultancy agreement ("Agreement") with Pacific Film Group of Los Angeles, CA for the purpose of co-producing and rendering financial and industry related advice for the packaging and production of the feature length motion picture entitled SWEET JUSTICE ("product")(see Exhibit 10.9). The product, which stars Mark Singer, Fynn Carter and Mickey Rooney, completed production in August of 1992 and was distributed by Blockbuster Video to video retail outlets throughout the United States and Europe. According to the terms of the Agreement the Registrant retains 2% of the potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) DOCUDRAMA CO-PRODUCTION

On May 8, 1993, the Registrant entered into a co-production and distribution agreement ("Agreement") with independent film producer, Lance Matthews of New York, NY, for the co-production and distribution of a 60-minute docudrama motion picture entitled BLUNTS & STUNTS aka TRULY COMMITTED ("product")(see Exhibit 10.10). The narrated product completed production in July of 1993. At the time of this filing the product has not been distributed in any markets or territories. According to the terms of the Agreement the Registrant retains 40% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) TELEVISION SYNDICATION AGREEMENT

On August 23, 1994, the Registrant entered into a license agreement ("Agreement") with Media One Broadcasting Company of San Francisco,
CA for the television syndication of certain film and television product owned or controlled by the Registrant which a portion of such is part of the Registrant's acquired film and television library, including 14 feature length motion pictures and 3 television productions (see Exhibit 10.11). The syndication territories include Northern California, Arizona and Washington State. According to the terms of the Agreement the Registrant retains 50% of any potential net revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM CO-PRODUCTION

On October 14, 1994, the Registrant entered into a co-production agreement ("Agreement") with Pacific Pictures of Los Angeles, CA for the purpose of co-producing the feature length motion picture entitled NATURALLY BAD ("product")(see Exhibit 10.12). The product which stars Robert Z'dar and Shannon Teare completed production in November of 1994, and was distributed by Northwest Video Distribution Company to video retail outlets throughout the United States and Europe. According to the terms of the Agreement the Registrant retains 2% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.


CURRENT AND ANTICIPATED DEVELOPMENTS IN THE REGISTRANT'S BUSINESS

BUSINESS ENTERPRISES UNDER CONTEMPLATION BY THE REGISTRANT

(bullet) FEATURE FILM ACQUISITION

The Registrant has entered into an acquisition agreement ("Agreement") with M&D Productions of San Jose, CA, for the acquisition of all right, title and interest for the feature length motion picture entitled CITIZEN SOLDIER ("product") starring Dean Stockwell and Billy Gray. Delivery of all final elements was completed on November 27, 1995. According to the terms of the Agreement the Registrant retains 60% of any potential net revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) FEATURE FILM CO-PRODUCTION

The Registrant has entered into a preliminary agreement with Jimmy Williams Productions Inc. of Los Angeles, CA in anticipation of constructing a formal co-production and marketing/distribution agreement for the production and distribution of a full length motion picture entitled MANASOUR ("product"). The product is currently in principal photography and is expected to be ready for marketing and distribution in the winter of 1996. According to the terms of the proposed agreement the Registrant would retain 2% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) TELEVISION CO-PRODUCTION

The Registrant has entered into a preliminary agreement with Ironweed Productions of Detroit, MI for the development, co-production and distribution of a television pilot production entitled THE DAILY GRIND ("product") in anticipation of a episodic television production series to be produced in conjunction with one or more major broadcast television outlets in the television industry. According to the terms of the proposed agreement the Registrant would retain 50% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(bullet) SPECIALTY VIDEO DISTRIBUTION ARRANGEMENT

On July 23, 1996, the Registrant executed an arrangement to market and distribute worldwide the 60-minute specialty instructional video entitled THE INTERNET TOUR GUIDE ("product"). The product is in the beginning stages of marketing and distribution and has not yet realized any revenue from such initial efforts. According to the terms of the arrangement the Registrant retains 40% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

(STRIKEOUT)    (bullet) FEATURE FILM LIBRARY ACQUISITION

The Registrant has entered into an acquisition agreement ("Agreement") with Korrinne Films of Quebec, Canada for the acquisition of all right, title and interest in the feature length motion pictures ONE BAD DEAL, HEAT WAVES, UNE ROSE POUR DANIELLE, DANGEROUS DREAMS, FEMME FATALE, RAINY DAYS and A MATTER OF HONOR ("product"). At the time of this filing the Agreement was executed between the parties and the Registrant anticipates the closing to occur upon delivery of all final elements of the product by December 31, 1996. According to the terms of the Agreement the Registrant retains 100% of any potential net revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.(/STRIKEOUT)

(STRIKEOUT)    (bullet) FEATURE FILM CO-PRODUCTION

The Registrant has entered into a preliminary agreement with Bicoastal Pictures of Los Angeles in anticipation of constructing a distribution/consulting agreement ("Agreement") for the marketing and distribution of a full length motion picture entitled THE ROAD TO FLIN FLON ("product"). The product, which is currently in post production, will be ready for marketing/distribution in the winter of 1996. According to the terms of the proposed Agreement the Registrant would retain 5% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.(/STRIKEOUT)
(bullet) TELEVISION CO-PRODUCTION II

The Registrant has entered into an agreement ("Agreement") with Pacific Pictures of Los Angeles, CA for the development, co-production and distribution of a television series of 5 special interest 30-minute productions ("product"). The series will be distributed to independent, low power (LP) and cable outlets throughout the United States. According to the terms of the Agreement the Registrant retains 5% of any potential producer's gross revenue percentage accruing to the Registrant from any and all marketing and exploitation of the product worldwide in perpetuity.

* (bullet) CORPORATE ACQUISITION NEGOTIATIONS

(STRIKOUT)In December 1995, the Registrant purchased World Wide Medical Services Inc. The business of the company is to provide relief staffing of healthcare professionals such as Registered Nurses, Licensed Vocational Nurses and Nurse Practitioners for healthcare institutions including hospitals, clinics, nursing care facilities, hospices, retirement and convalescent homes and temporary personnel for private patients. (See Management's Discussion & Analysis, Page 21.)(/STRIKEOUT)

* For the past three years, the Registrant has been in the process of reviewing and analyzing various potential corporate acquisitions and merger possibilities, certain of which are highly diversified
   such     as (STRIKEOUT)in the case of the(/STRIKEOUT) medical
services (STRIKEOUT)company referred to above(/STRIKEOUT). Management of the Registrant has had indepth internal discussions concerning the risks, requirements, potential and overall viability of associating with a highly diversified business. In the opinion of the Registrant's management, so long as the diversified business maintains serious potential revenue producing capability, management expertise for sustaining such ongoing revenue potential, clarity of mission statement and objectives, and cash flow potential which could be used in the development of the Registrant's core business, management of the Registrant will encourage such mergers and acquisitions, investigations and possibilities for the express purpose of increasing, overall, shareholder value of the Registrant. (STRIKEOUT)Further, in the specific case of the medical services company, management of the Registrant has been familiar with management of the medical services company for more than ten years and subsequently knowledgeable of and confident in their ability to function and grow using appropriate business acumen in the process.(/STRIKEOUT) In addition to the quantitative aspects of the Registrant's diversification decisions, the articles, bylaws and corporate charter of the Registrant provide for flexibility in the Registrant's ability to explore and enter into diversified fields of enterprise.

MARKETING OF THE REGISTRANT'S PRODUCTS AND SERVICES

The combined experiences of the Registrant's management and companies in its distribution network creates a strong marketing position for the Registrant. Marketing outlets and techniques which have been successfully utilized for the Registrant's products or services in the past and/or which will be utilized in the future either domestically or in foreign territories include: THEATRICAL EXHIBITION, HOME VIDEO SALES, HOME VIDEO RENTAL, BROADCAST (NETWORK) TELEVISION, SYNDICATED TELEVISION, CABLE TELEVISION, LOW POWER (LP) REGIONAL TELEVISION, PUBLIC BROADCAST (PBS) TELEVISION, AND ANCILLARY PRODUCT MERCHANDISING (ancillary product merchandising includes revenues created from non-theatrical or non-broadcast exploitation such as merchandising of t-shirts, toys, books and music). All or some of these outlets are customarily incorporated into a marketing strategy on either a regional, national, or international exposure basis with quality, genre public appeal, and rating, all being factors. The Registrant's network of (strikeout) affiliated (/strikeout) marketing and distribution companies includes independent and major industry leaders such as UNITED ARTISTS INC. (relationship between the Registrant and the company includes foreign and domestic theatrical exhibition of feature film product), MIRAMAX FILMS INC. (relationship between the Registrant and the company includes domestic theatrical exhibition of feature film product), MGM/UA INC. (relationship between the Registrant and the company includes foreign and domestic theatrical exhibition of feature film product), CINETRUST Entertainment Co. (relationship between the Registrant and the company includes foreign and domestic broadcast, television and home video exhibition of feature film and television product), TWENTIETH CENTURY FOX FILM CORPORATION (relationship between the Registrant and the company includes foreign and domestic theatrical exhibition of feature film product), SHAPIRO GLICKENHAUS ENTERTAINMENT (relationship between the Registrant and the company includes foreign and domestic broadcast, television and home video exhibition of feature film and television product), PARAGON CABLE TELEVISION (relationship between the Registrant and the company includes regional cable broadcast of television product), CENTURY CABLE TELEVISION (relationship between the Registrant and the company includes regional cable broadcast of television product), MNTEX CORPORATION (relationship between the Registrant and the company includes sell-thru specialty video product) and the HANDLEMAN COMPANY (relationship between the Registrant and the company includes sell-thru specialty video product). Primary expected revenue sources include but are not limited to:

THEATRICAL EXPLOITATION - An average of approximately 60% of theatrical revenue within the industry as a whole is derived from the North American market with respect to English language films. The balance comes from overseas outlets with the most significant being Japan, France, Germany, Italy, the United Kingdom and Australia. The importance of the overseas market is once again on the incline due to the decrease in the value of the dollar. Foreign markets will be responsible for 60% of the total box office revenue in the near future.

The Registrant has acquired immaterial revenue at this time from theatrical exhibition for the feature film product known as MOVIES, MONEY AND MURDER aka BREAKING UP WITH PAUL. (Further exploitation of this product by the Registrant will require additional working capital.)

According to Richard Fay of AMC Theater circuit, the second largest exhibitor of feature length motion picture product in the world, there is currently a building boom occurring among exhibitors with the number of screens in the United States beginning to increase in the 1980's by 7.4% to more than 20,300. It is the Registrant's opinion that, due to a widely known increase in public consumption in, and desire for more feature filmed entertainment domestically along with the increased desire by foreign markets for United States produced feature film entertainment, this trend of expansion for the number of screens in both the United States and foreign territories will continue throughout this decade and well into the next century. The exhibitors or movie theater owners generally retain an average of 50% of the box office receipts as their fee and remit the other 50% frequently referred to as "domestic theatrical film rentals" to the film's distributor. Home video advances for feature films range from $100,000 to more than $5,000,000 plus escalators based upon such variables as box office performance, print and advertising expenditures and the number of screens secured during theatrical release.

CABLE TV, PAY TV, DBS, AND MATV EXPLOITATION - Pay television has shown tremendous growth over the past decade. The market leaders, past and present, have been Home Box Office (HBO), Cinemax, and Showtime/The Movie Channel. These pay television services have recently exhibited over 300 films per year. Of the approximately $20 (basic) per month that a pay television subscriber pays to a cable company, about $10 is returned to the pay television service and in turn, $3 to $6 is returned to the distributor. Distributors, on exclusive multi-picture deals, have been able to command prices of $3 to $8 million per film. On a non-exclusive basis, prices range from $1 to $2 million per film where the film has achieved average success.
Certain of the Registrant's film library are shown periodically on cable television (see Page 17 in Management Discussion and Analysis).

A relatively new area of exhibition is pay-per-view. At present, there are approximately 12 million homes equipped to receive the service and that number is expected to increase to 30 million by the end of the decade. Prices generally charged for pay-per-view are $10 per show to the consumer, of which about 60% is being returned to the distributor. The expanding growth in this area will continue to be a major new revenue source for film distribution.

MATV (Master Antenna Television) systems available in North America produce an additional though relatively small revenue source for films and DBS (Direct Broadcast Satellite) is beginning to make serious inroads, primarily in Europe in those countries where residential cable service is not readily available.

The Registrant has acquired immaterial revenue at this time from cable television, pay television, DBS and MATV for the feature film projects entitled HOLLYWOOD HEARTBREAK, SWEET JUSTICE, COUGAR JUNCTION, and television production specials entitled KJ COUNTRY, specialty videos entitled THRILLS, CHILLS & SPILLS; THE REAL GODFATHERS; HOLLYWOOD'S HOTTEST STUNTS, and fifteen public domain classic feature film productions. (Further exploitation of this product by the Registrant will require additional working capital.)

NETWORK TELEVISION EXPLOITATION - The broadcast television industry in North America is dominated by three networks, ABC, CBS and NBC. With the recent development of Fox Broadcasting in addition, the network's generally license 75 to 150 theatrical films annually and commission approximately 125 made-for-television movies (MOWs) from independent producers such as the Registrant. In addition, they broadcast over 100 hours of miniseries. American and foreign television networks are still very significant buyers of feature films. In the United States they have become less aggressive than the pay television companies in their pricing policies. The price range for multiple broadcast of a film is between $1 million and $5 million.
Exceptional films may command substantially higher prices.

The Registrant has acquired immaterial revenue at this time from network television exploitation for the feature film product known as Sweet Justice. (Further exploitation of this product by the Registrant will require additional working capital.)

SYNDICATED TELEVISION EXPLOITATION - Revenue from rights granted to individual independent television stations (of which there are over 250 in North America), has increased in recent years as the number (over 300 in U.S./Canada) and financial strength of local stations has increased. These stations usually described as the "syndication market" and often loosely associated for product buying purposes now rival the traditional standard (broadcast) television networks in competing for viewers. As the core of their programming, these stations use syndicated (after network) television series and feature length films.

The Registrant has acquired immaterial revenue at this time from syndicated television exploitation for the television production special known as KJ COUNTRY. (Further exploitation of this product by the Registrant will require additional working capital.)

OTHER REVENUE - i.) Non-theatrical revenue results from a film project being made available to airlines, schools, public libraries, community groups, ships at sea, prisons, and bases for the military forces.

ii.) Ancillary markets such as the rights to use the images of characters in a picture for merchandising purposes in connection with video games, toys, t-shirts, posters, and like paraphernalia.

iii.) Revenue may also be realized from the novelization of the screenplay and other related publications, music used in pictures sold as soundtracks, records, CDs, cassettes, and mechanical performance and sheet music publication.

The Registrant has acquired no revenues at this time from these particular sources of non-theatrical, television, or ancillary markets.

The Registrant has participated in a variety of the preceding type marketing and distribution arrangements over the past fifteen years. The Registrant's major effort has been focused on syndication of television product and regional broadcast of television product in the state of California. As previously referenced, in order to further expedite and create revenue from marketing and distribution efforts of the Registrant and its distributor network, the Registrant requires significant additional working capital to more fully and properly exploit any appropriate markets and media while creating additional viable desire by the general public to acquire or consume this product. The Registrant's future plans include financial offerings and/or other customarily used methods of capital acquisition by small and midsize companies, including debt or equity financing or a combination of both, to acquire certain of this additionally needed working capital.


THE REGISTRANT'S COMPETITION IN THE MOTION PICTURE AND TELEVISION
INDUSTRY

The motion picture and television industry is highly competitive. Management of the Registrant believes that a picture's theatrical success is dependent upon general public acceptance, marketing technology, advertising and the quality of the production. The Registrant's motion picture and television productions compete with numerous independent and foreign productions as well as productions produced and distributed by a number of major domestic companies, many of which are units of conglomerate corporations with assets and resources substantially greater than the Registrant's. Management of the Registrant believes that in recent years there has been an increase in competition in virtually all facets of the Registrant's business. The motion picture industry itself competes with television and other forms of leisure-time entertainment. The growth of pay television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. Since the Registrant may distribute product to all of these markets, it is not possible to determine how its business as a whole will be affected by these developments and accordingly, the resultant impact on the financial statements.

Obtaining motion pictures for distribution and the distribution of motion pictures are highly competitive endeavors. In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and on television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on the Registrant's distribution operation, endeavors, and its ability to book certain theaters, which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings.

In producing and distributing television programs, competition is intense because the number of available broadcast hours is limited, other forms of programming compete to fill such time and there are numerous suppliers of such programming, including the networks, other motion picture companies and independent producers. Management believes that the decision by the networks, individual television stations and cable systems to license a motion picture is based primarily on the quality of the picture, its appropriateness for a general television audience, its box office and critical success and, if the picture has previously been shown on television, audience response as measured by ratings.

The Registrant's ability to compete in certain foreign territories with either film or television product is affected by local restrictions and quotas. In certain countries, local governments require that a minimum percentage of locally produced productions be broadcast, thereby further reducing available time for exhibition of the product.

DEPENDENCE ON A FEW MAJOR CUSTOMERS

The Registrant and its affiliated companies, due to the diversification of interests as discussed supra, are not dependent on a few major production successes or customers. Although the Registrant has and will continue to utilize the services of a number of well-known performers and technicians, the Registrant's diversification is such that the loss of any one such professional would not be a material matter that would seriously adversely affect the Registrant's business operations.

THE REGISTRANT'S FUTURE CAPITAL REQUIREMENTS
The Registrant has currently been negotiating with various broker-dealer investment banking firms to underwrite public offerings of the
Registrant's securities in the total amount of $7,000,000. Terms of the proposed public offerings have not been finalized but it is anticipated by management that the Registrant will utilize the net proceeds from such offering in the following general manner.

$  700,000  administrative expenses
   300,000  development expenses
 3,000,000  production expenses
 1,250,000  acquisition expenses
 1,750,000  marketing expenses
$7,000,000  Total

The Registrant intends to further resolve and provide for its liquidity needs as well as provide for the needed capital resources to expand its operations through private placements on a project-by-project basis in limited partnership form. To meet the Registrant's interim liquidity and capital resources needs while the Registrant's proposed future public offering and private placement offerings are being prepared and examined, the Registrant, in addition to short term borrowings, is presently contemplating further sales of its unregistered common equity to accredited investors under one or more exemptions that provide for the same.

EMPLOYEES

The Registrant presently has under contract eight officially elected officers of the Registrant, one fulltime and two part-time assistants.
Certain of the contracts have provisions that are contingent upon the acquisition of substantial working capital by the Registrant. Accordingly, certain of the officers do not devote their full time to the business of the Registrant. FULL AND PARTTIME EMPLOYEES INVOLVED IN MOTION PICTURE AND/OR TELEVISION DEVELOPMENT PRODUCTION OR DISTRIBUTION OPERATIONS NUMBER BETWEEN APPROXIMATELY 5-60 DEPENDING ON THE NUMBER OF PROJECTS IN PROCESS, THE COMPLEXITY OF A PARTICULAR PROJECT, AND PRODUCTION AND/OR MARKETING TIMETABLES. EMPLOYEES INVOLVED IN THE HEALTHCARE SUBSIDIARY CURRENTLY NUMBER APPROXIMATELY 25 YEAR ROUND. THE EDUCATIONAL SEMINAR SUBSIDIARY ONLY USES PERSONNEL WHEN PRESENTING A SEMINAR OR SIMILAR EVENT AT WHICH TIME APPROXIMATELY 3 TO 5 EMPLOYEES ARE REQUIRED.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

The revenue competition relative to existing or pending exploitation agreements of the Registrant's motion picture and television product library and current and future production and distribution projects is volatile due to the many technological and innovative changes in the industry and also the change in the international economy. The generation of revenue in the motion picture and television industry is highly competitive and may have a material impact on the Registrant's financial statements. Management believes that a motion picture or television production's economic success is dependent upon several overlapping factors including general public appetite at the time of release, marketing philosophy and applicable usage of existing technology, advertising strategy with resultant penetration and the overall quality of the production. The Registrant's motion picture and television productions may compete for sales with numerous independent and foreign productions as well as productions produced and distributed by a number of major domestic companies, many of which are units of conglomerate corporations with assets and resources substantially greater than the Registrant's. Management of the Registrant believes that in recent years there has been an increase in competition in virtually all facets of the Registrant's business. Specifically, the motion picture industry competes with television and other forms of leisure-time entertainment. Since the Registrant may for certain undetermined markets and products distribute its product to all markets and media worldwide, it is not possible to determine how its business as a whole will be affected by these developments and accordingly, the resultant impact on the financial statements. The Registrant has currently obtained the investment capital to produce and distribute at least two full length feature motion pictures within the next two years.

In addition to the development, financing, production, and distribution of motion pictures, the Registrant expects to continue to exploit a portion or portions of the Company's motion picture library to commercial television and home video marketing and sales. Specifically, live action motion pictures are generally licensed for broadcast on commercial television following distribution to theatrical outlets (theaters), home video and pay television. Licensing to commercial television is generally accomplished pursuant to agreements which allow a fixed number of telecasts over a prescribed period of time for a specified license fee. Television license fees vary widely, from several thousand to millions of dollars depending on the motion picture, the number of times it may be broadcast, whether it is licensed to a network or a local station and, with respect to local stations, whether the agreement provides for prime-time or off-time telecasting. Licensing to domestic and foreign television stations (syndication) is an important potential source of revenue for the Registrant, although in recent years the prices obtainable for individual films in domestic syndication have declined as pay television licensing has grown. The growth of pay television and home video technologies has had an adverse effect on the fees obtainable from the licensing of films to networks and local television stations. Thereby potentially effecting the Registrant's ability to generate substantive revenue from this particular venue.

Conversely, the Registrant may derive revenue from the marketing and sale, either directly or through licensees, of motion pictures and other filmed product on videocassette for playback on a television set through the use of videocassette recorders ("VCRs") and continued advancements of pay television (cable) and satellite broadcast technologies, domestically and internationally. The Registrant currently holds the distribution rights to 241 motion picture and television titles.

   MANAGEMENT'S DISCUSSION AND ANAYLSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

LIQUIDITY AND CAPITAL RESOURCES

Management's discussion and analysis of financial condition and results of operation should be read in conjunction with the consolidated financial statements and related notes. (See Item 15. Financial Statements). In fiscal 1995 and 1996 the Registrant continued its involvement in a variety of feature film and television projects relative to development, acquisitions, packaging, production and marketing/distribution activities. The Registrant also continued to pursue potential diversified business opportunities that have cash flow possibilities. In order to finance its operations, working capital needs and capital expenditures, the Registrant utilized revenue from licensing fees, loans, proceeds from the private sale of equity securities, deferred compensation, profit participation, and equity in exchange for services and product. In accordance with the Securities and Exchange Commission "Regulation D", and subject to Rule 144 restrictions, the Registrant issued 386,500 shares of common stock and 0 shares of preferred stock in 1995 for cash and 973,000 shares of common stock and 0 shares of preferred stock for product and services. In 1996, the Registrant issued 114,790 shares of common stock and 0 shares of preferred stock for cash and 521,507 shares of common stock and 15,000 shares of preferred stock for product and services acquired by or provided to the Registrant. Further, in 1994, the Registrant entered into a loan agreement with Huntington National Bank whereby the Registrant obtained a letter of credit in the aggregate maximum amount of $50,000. The letter of credit was for a period of 12 months and the agreement expired in February, 1995. The Registrant did not find it necessary to borrow under that agreement.
 This credit arrangement remains available to the registrant under the same above terms and conditions. (See Exhibit 99.0). The Registrant uses its primary business loan ($50,000) line of credit provided by Wells Fargo Bank for current cash flow needs and occasionally its credit lines at other financial institutions, and with its suppliers.

The Registrant's principal liquidity at yearend 1995 included cash of $12,298 and net accounts receivable of $1,500, and at yearend 1996 cash of $196,318 and net accounts receivable of $1,500. After a review of the financial statements at yearend 1994 adjusting entries to the statements were made to reflect a writeoff of some of the accounts receivable in light of their age and apparent uncollectibility. The Registrant's liquidity position has remained sufficient enough to support on-going general administrative expense, pilot programs, strategic position, and the garnering of contracts, relationships and film and television product for addition to the Registrant's library, and the financing, packaging, development and production of two feature films. Although the Registrant during 1995 and 1996 experienced revenue, unless the Registrant has an influx of additional capital, the Registrant will not be able to accomplish its planned objectives and revenue projections. Accordingly, the Registrant intends to resolve and provide for its liquidity needs as well as provide for the needed capital resources to expand its operations through a future proposed public offering of its common shares to the public. It is anticipated that such an offering will commence within the next 24 months for an amount to be determined by the Registrant and underwriter(s).

To meet the Registrant's interim liquidity and capital resources needs while the Registrant's contemplated public offering is being prepared and examined, the Registrant is presently investigating the possibilities of future loans and is considering future sales of unregistered common equity to accredited investors under one or more exemptions that provide for the same. In the event a loan is obtained, one of the terms may provide that the same be repaid from the proceeds derived from the Registrant's contemplated public offering. A primary use of public offering proceeds would be the further exploitation of the Registrant's current film, television library, participations in completed films, and the continued development, production and marketing/distribution of new film and television production opportunities.

RESULTS OF OPERATIONS

The Registrant has presented a consolidated balance sheet which includes five wholly-owned subsidiaries: Environmental Services Corporation, World Wide Films Inc., World Wide Productions Inc., World Wide Film & Television Institute, and World Wide Medical Services
Ltd.
The Registrant's charter allows it to branch into diversified fields of enterprise provided management concludes there is a significant potential for profit. It is the decision of management to continue the major portion of the Registrant's operations in the motion picture and television industry, but since the primary business objective of the Registrant is to increase the value of its stockholders' equity, if and when opportunities arise to make profits for the corporation in a diversified industry, the Registrant shall investigate and pursue such opportunities.

The Registrant's motion picture and television participation strategy has been to expend its resources and to set in place relationships and contracts in preparation for the continued development, acquisitions, production and/or marketing/distribution of quality moderate budget feature length motion pictures and television productions. The strategy additionally includes the acquisition of screenplays and teleplays suitable for development and completed motion pictures and television projects for licensing and marketing/distribution opportunities for all applicable sales territories throughout the world.

At such time that the above-referred to additional working capital is secured, it is the Registrant's opinion that substantial revenue will be generated by the existing film and television library and future distribution of potential new product, ultimately realizing its projected return on investment. Arrangements for participation by the Registrant in various feature film and television productions for the last 24-month period include gross and net revenue participations in one feature film and two television productions ranging between 2-60% of worldwide revenue potential including all markets and all media that the particular production is distributed in. These arrangements include a feature length film entitled CITIZEN SOLDIER originally produced by M&D Productions, purchased by the Registrant in 1995 and providing a 60% gross revenue participation to the Registrant in perpetuity. Also, in 1995, the Registrant purchased thirty-seven feature film submaster (videotape) prints from Stanley Pappas providing 20% of any gross revenue of the product in perpetuity and the television productions entitled TIPS FOR BETTER HEALTH and MARKET PLACES OF THE WORLD, both owned and produced by Pacific Pictures and providing 5% gross revenue co-production participation to the Registrant in perpetuity. Additionally in 1995, the Registrant licensed to Media One Broadcasting for $71,000 and 40% of net revenue the right to telecast four feature motion pictures and seventeen television productions which the Registrant owns as part of its library. In 1996 the Registrant licensed to Whitman Productions twenty feature films and television productions for $75,000 and 40% of net revenue for the right to telecast and exploit those productions which the Registrant owns as part of its library. In 1995 and 1996, certain other film and television participations of the Registrant included development and packaging arrangements, the Registrant's review and in certain cases, advice and counsel on screenplays and screenplay development scenarios for the subsequent possible packaging and production and distribution of a particular project. The most significant of these productions, their production companies, and percentage of future gross revenue allocated to the Registrant, were THE EXCHANGE STUDENT offered by production company Loon Star Film Partners (20%); and BLOOD PASSION offered by production company Risk Productions (20%); CHOICE offered by production company Best Pictures Inc. (50%); and ALONG FOR THE RIDE offered by production company Wittman Productions Inc. (50%).

In 1997 and 1998, the Registrant expects to complete two full length feature films produced for theatrical and video worldwide exploitation. Both productions will be entirely under the responsibility, control and ownership of the Registrant. All financing for the completion of the first feature length production tentatively entitled SHATTERED ILLUSION starring Morgan Fairchild, Bruce Weitz, and Richard Lynch was secured and the production has been completed. The second production, ALONG FOR THE RIDE, has approximately 75% of the financing secured and negotiations for the remainder in process.

Relative to the completely diversified subsidiary activity in health care, the federal government has temporarily placed a moratorium on certain businesses in the home health care industry which will adversely effect the Registrant's projected revenues of this subsidiary, World Wide Medical Services Ltd.

The following is a chart showing the comparison between 1995 and 1996.


CATEGORY           1995            1996           % CHANGE
Net Profit (Loss)   (184,644) (128,318) -31%
Assets              17,659,422     17,539,045     -.0068
Stockholder Equity  17,642,820     17,522,510     -.0068
Liability           16,602         16,535         -.004
Net Revenues        71,000         190,000        +267%
Inventory           17,892,167     17,894,465     +.00013

ITEM 3.  DESCRIPTION OF PROPERTY

The Registrant owns no real properties. The Registrant's present offices and facilities, located in both suburban and metropolitan geographic areas, encompass approximately 5,500 square feet in buildings of good condition. (STRIKEOUT)with an average age of 17 years.(STRIKEOUT) Locations which are occupied on a month-to-month or yearly lease basis include the Registrant's executive offices since 1984 at Seacliff Office Park, 2120 Main Street, Suite 180, Huntington Beach, California, 92648; A FILM PRODUCTION OFFICE AT 13437 VENTURA BLVD, SUITE 228, SHERMAN OAKS, CALIFORNIA; AND A VIDEO PRODUCTION OFFICE AT 1119 COLORADO AVENUE, SANTA MONICA, CALIFORNIA. The Registrant's corporate records office at 561 E. Jefferson, Detroit, Michigan, 48226; AN ADMINISTRATIVE OFFICE AT 326 N. CHESTNUT, LANSING, MICHIGAN; and a branch office of the Registrant at 42 King Street, New York, New York, 10014.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following sets forth the security ownership of Management of the Registrant and any holders of the Registrant's common stock known to own 5% or more of the Registrant's issued and outstanding common stock. (in alphabetical order)

                                        AMOUNT & NATURE
TITLE          NAME OF                  BENEFICIAL PERCENT
OF CLASS  BENEFICIAL OWNERSHIP          OWNERSHIP       OF  CLASS

OFFICERS AND DIRECTORS
Common    James J. Aitken                    200,000         .43%
          Vice President, Fin. & Adm.        Sole Ownership
          Corporate Director                 Sole Voting Power
          12199 55th Ave.
          Remus, MI 48340

Common    Charles C. Bailey                  185,000         .40%
          Corporate Director                 Sole Ownership
          42 King Street                     Sole Voting Power
          New York, NY 10014

Common    Fred Baron                         100,000         .22%
          Corporate Director                 Sole Ownership
          531 N. Lillian Way                 Sole Voting Power
          Los Angeles, CA 90004

Common    Brendan Cahill                     250,000         .54%
          Corporate Director                 Sole Ownership
          1141 Marilyn Drive                 Sole Voting Power
          Beverly Hills, CA 90210

Common    Robert E. Capps, Jr.               350,000         .76%
          Corporate Director                 Sole Ownership
          c/o 2120 Main St., Suite 180       Sole Voting Power
          Huntington Beach, CA 92648

Common    Joseph Dyson                       215,000         .47%
          Corporate Director                 Sole Ownership
          8720 Cliffridge                    Sole Voting Power
          La Jolla, CA 92037

Common    Larry Epstein, Esq.                576,667        1.25%
          Secretary                          Sole Ownership
          Corporate Director                 Sole Voting Power
          11733 Baird Ave.
          Northridge, CA 91326

Common    John D. Foley                      300,000         .65%
          Corporate Director                 Sole Ownership
          c/o 2120 Main St., Suite 180       Sole Voting Power
          Huntington Beach, CA 92648

Common    Paul D. Hancock                    8,770,444 19.03%
          President/C.E.O.                   Sole Ownership
          Corporate Director                 Sole Voting Power
          124 8th Street, #8
          Huntington Beach, CA 92648
Common    Rodney C. Kropf, Esq.              255,000         .55%
          Chairman, Board of Directors       Sole Ownership
          16268 Country Club Drive           Sole Voting Power
          Livonia, MI 48154

Common    Peter Lallos                       125,000         .27%
          Corporate Director                 Sole Ownership
          31 Woodfield Court                 Sole Voting Power
          Laurel Hollow, NY 11791

Common    Philip Langwald                    500,000        1.08%
          Chairman Emeritus/                 Sole Ownership
          Corporate Director                 Sole Voting Power
          16032 Lemond Hills Trail #173
          Del Ray Beach, FL 33446

Preferred Philip Langwald                    2,500
          Chairman Emeritus/                 Sole Ownership
          Corporate Director                 Sole Voting Power
          16032 Lemond Hills Trail #173
          Del Ray Beach, FL 33446

Common    John Levingston                    15,000          .03%
          Vice President, Marketing          Sole Ownership
          & Distribution                     Sole Voting Power
          13642 Havenwood Drive
          Garden Grove, CA 92643

Common    George T. Lindsey                  692,750        1.50%
          Vice President, Creative           Sole Ownership
          Development/Corporate Director     Sole Voting Power
          10412 Pacific St., #106
          Omaha, NE 68114

Common    Michael Maghini                    253,750         .55%
          Associate Vice President, Finance  Sole Ownership
          48 Stonewall Lane                  Sole Voting Power
          Madison, CT 06443-2248

Common    Charles Newirth                    125,000         .27%
          Corporate Director                 Sole Ownership
          c/o 2120 Main St., Suite 180       Sole Voting Power
          Huntington Beach, CA 92648

Common    Brian J. Patnoe                    932,202        2.02%
          Associate Vice President,          Sole Ownership
          Administration                     Sole Voting Power
          12553 Wedgewood Circle
          Tustin, CA 92780

Preferred Brian J. Patnoe                    55,000         2.02%
          Associate Vice President,
          Administration
          12553 Wedgewood Circle
          Tustin, CA 92780
(STRIKEOUT)
Common    Karen J. Segel, J.D.               255,000         .55%
          Corporate Director                 Sole Ownership
          223 S. Willaman Drive              Sole Voting Power
          Beverly Hills, CA 90211
(/STRIKEOUT)


Common    A. Robert Sobolik                  202,000         .44%
          Executive Vice President/Treasurer Sole Ownership
          Corporate Director                 Sole Voting Power
          11453 Tortuga St.
          Cypress, CA 90630

Common    LeRoy J. Steele                    50,000          .11%
          Corporate Director                 Sole Ownership
          1977 Gramercy Place                Sole Voting Power
          Los Angeles, CA 90068

Common    David A. Toma                      125,000         .27%
          Associate Vice President, Production     Sole Ownership
          21000 Burton Street                Sole Voting Power
          Canoga, CA 91304

Common    Alex Trebek                        350,000         .76%
          Corporate Director                 Sole Ownership
          c/o 2120 Main St., Suite 180       Sole Voting Power
          Huntington Beach, CA 92648

Common    Benjamin Whitfield, Jr., Esq.      78,000          .17%
          Corporate Director                 Sole Ownership
          9000 E. Jefferson, Apt. 14-3       Sole Voting Power
          Detroit, MI 48214

Common    John R. Woodward                   175,071         .38%
          Vice President, Film Production    Sole Ownership
          Corporate Director                 Sole Voting Power
          850 Alabama Dr., Rte. 2
          Lone Pine, CA 93545

          OFFICERS & DIRECTORS AS A GROUP    15,080,884     32.71%
OWNERS OF 5% OR MORE OF THE REGISTRANT'S COMMON EQUITY
Common    Paul D. Hancock               8,770,444      19.03%
          President/C.E.O.              Sole Ownership
          Corporate Director            Sole Voting Power
          124 8th St., #8
          Huntington Beach, CA 92648

Common    Richard D. McLellan, Esq.     3,559,164      7.72%
          c/o 2120 Main St., Suite 180  Sole Ownership
          Huntington Beach, CA 92648    Sole Voting Power

Common    Gordon Estate                 2,658,097      5.77%
          c/o 2120 Main St., Suite 180  Sole Ownership
          Huntington Beach, CA 92648    Sole Voting Power

The foregoing totals are based upon Forty Six Million, Ninety Nine Thousand, Ninety Two (46,099,092) common shares of the Registrant issued and outstanding stock as of December 31, 1996.

To the best knowledge and belief of the Registrant, there are no arrangements, understandings, or agreements relative to the disposition of the Registrant's securities, the operation of which would at a subsequent date result in a change in control of the Registrant.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Board of Directors is divided into three classes as nearly equal in number as may be, with the term of office of one class expiring each year.

When the number of directors is changed, any newly created directorships or any decrease in directorships are so apportioned among the classes as to make all classes as nearly equal in number as possible. When the number of directors is increased by the Board and any newly created directorships are filled by the Board, there are no classifications of the additional directors until the next annual meeting of shareholders. Notwithstanding the foregoing, unless voting rights thereon are equated to those on the Common Stock, whenever the holders of any series of Preferred Stock are entitled, voting separately as a class, to elect directors, the terms of all directors elected by such holders expires at the next succeeding annual meeting of shareholders. Subject to the foregoing, at such annual meeting of shareholders the successors to the class of directors whose term then expires are elected to hold office for a term expiring at the third succeeding annual meeting. At each annual meeting of the shareholders for the election of the directors (or special meeting of shareholders in lieu thereof) at which a quorum is present, those persons equal in number to the number of director positions for which a class, series or aggregation of classes and/or series are voting, who receive the highest number of votes in such class, series or aggregation which is voting for directors, counting all shareholders voting in person or by proxy entitled to vote therefor, are elected as directors.

Vacancies that occur prior to the expiration of the then current term (whether as a result of a newly created director position on the Board or otherwise), if filled by the Board shall be filled only until the next succeeding annual meeting. Each of the directors of the Registrant hold office until the annual meeting of shareholders at which the class to which the director has been elected has expired and until his successor is elected and qualified or until his earlier death, resignation or removal.

The following sets forth the names and ages of all of the Directors and Executive Officers of the Registrant, positions held by such person, length of service, when first elected or appointed and term of office.

DIRECTOR AND/OR
EXECUTIVE OFFICER                            FIRST ELECTED  TERM OF
NAME AND AGE             POSITION            OR APPOINTED    OFFICE

Rodney C. Kropf, Esq.    Chairman of the           1982      1997
Age 69                   Board of Directors

Paul D. Hancock          President/Chief           1977      Director/2000
Age 41                   Executive Officer                   Officer/2015
                         and Director

A. Robert Sobolik        Exec. Vice President      1981      Director/2000
Age 60                   Treasurer and Director              Officer/
                                                             Indefinite

Larry Epstein, Esq.      Secretary                 1989      Director/1999
Age 48                   Director                            Officer/
                                                             Indefinite

John R. Woodward         Vice President, Film      1982      Director/1998
Age 45                   Production and                      Officer/
                         Director                            Indefinite

George T. Lindsey        Vice President, Creative  1982      Director/1998
Age 58                   Development and                     Officer/
                         Director                            Indefinite

James J. Aitken, C.P.A.  Vice President, Finance   1982      Director/1998
Age 59                   and Administration                  Officer/
                         Director                            Indefinite

John Levingston          Vice President/Marketing  1983      Officer/
Age 69                   and Distribution                    Indefinite

John D. Foley            Director                  1990      1999
Age 46

Robert E. Capps, Jr.     Director                  1990      1999
Age 45

Ben Whitfield Jr. Esq.   Director                  1980      1999
Age 46

Brendan Cahill           Director                  1986      2000
Age 50

(STRIKEOUT)
Karen J. Segel, J.D.     Director                  1991      1996
Age 48 (/STRIKEOUT)

Alex Trebek              Director                  1987      1999
Age 55

Leroy J. Steele          Director                  1987      1999
Age 73

Charles Bailey           Director                  1985      2000
Age 62

Joseph Dyson, C.P.A.     Director                  1983      2000
Age 61

Peter Lallos             Director                  1988      2000
Age 62

Philip Langwald          Director                  1985      1998
Age 89

Fred Baron               Director                  1994      1998
Age 46

Charles Newirth          Director                  1994      1998
Age 42

Brian J. Patnoe          Associate V.P.            1986      Indefinite
Age 38                   Administration

Michael Maghini          Associate V.P.            1985      Indefinite
Age 38                   Finance

David A. Toma            Associate V.P.            1990      Indefinite
Age 46                   Production

RODNEY C. KROPF*, age 69 - Mr. Kropf is Chairman of the Board of Directors of the Registrant. He is presently involved in the general practice of law. He has held various public positions with Federal and local governments. He was Assistant United States District Attorney for five years and thereafter served as Assistant City Attorney and City Attorney in the state of Michigan. Mr. Kropf has had extensive experience in the organization and development of radio stations throughout the Midwest such as W.E.R.C. (now W.C.A.R). He has participated in the acquisition and sale of many radio properties for the Malrite Broadcasting Registrant. He is the director and officer of various corporations and has been active in real estate, development, and construction of housing and commercial properties. He is a graduate of the University of Michigan Law School and Wayne State University.

PAUL D. HANCOCK*, age 41 - Mr. Hancock is the President and Chief Executive Officer of the Registrant. He is the founder and developer of its film production concept and has served as President and Chief Executive Officer since its inception. He has been a production and business advisor to various film financing and production companies and has supervised in-depth research and work study in moderate budget/cost-controlled feature film productions. Mr. Hancock was responsible for leading one of the first exploratory film finance teams to the Wall Street capital markets in the late 1970's in order to develop and encourage motion picture financing by the investment banking community. He was instrumental in the formulation of entertainment industry relationships specifically in moderate budget feature film production financing with companies such as E.F. Hutton
& Co.; Kidder, Peabody and Prudential-Bache Securities. Mr. Hancock has also been a lecturer on various aspects of the entertainment industry, entrepreneurship and finance at University Graduate Schools of Business, seminars and conferences. He has maintained a specialized expertise and conducted diverse consulting in motion picture and television financial packaging and development. He has previously been employed in a variety of management capacities in the theater and hotel businesses for Farber Enterprises and Ramada Incorporated. Mr. Hancock attended the Cranbrook Academies, Eastern Michigan University, and the University of California at Los Angeles. He belongs to several professional organizations including the Academy of Television Arts and Sciences and is a radio talk show host on independent film production.

A. ROBERT SOBOLIK*, age 60 - Mr. Sobolik is the Executive Vice President and Treasurer of the Registrant. He has previously held senior corporate positions including Vice President of Operations for Stratavision Inc. in Southern California specializing in computer software development. Mr. Sobolik has been a financial consultant and advisor to various international and U.S. Fortune 500 corporations including HRT Industries; Senior Consultant/financial services, Saudi Airlines in Saudi Arabia and Senior Project Manager for Sierra Power Co. and the Texas Legislative Counsel. Prior to his consulting services, he was Project Manager and Director for computer systems in corporate development with the U.S. Borax Chemical Corporation and before that supervised computer operations, computer systems and corporate data processing. He has also been a Manager and Controller of computer operations for a major Los Angeles based corporation. Mr. Sobolik has served in corporate management for more than twenty-five years in business, finance and industry throughout the western U.S. and abroad.

LARRY EPSTEIN, age 48 - Mr. Epstein is the Secretary of the Registrant. He is a practicing attorney in Southern California He has been a sole practitioner since 1987 specializing in business, family and entertainment law. He was previously involved for three years as Executive Vice President and in-house legal counsel to Cherrystone Pictures, Inc., an independent feature film production company based in Los Angeles, and in that capacity oversaw all corporate and administrative fiduciary responsibilities of the company and orchestrated all documentation for domestic and international co-ventures and related agreements. Prior to his production company involvement, Mr. Epstein was a Senior Partner in the Los Angeles-based law firm of Abouaf, Epstein, Meyers & Gronemeier, specializing in business, tax, and entertainment law. He is a member of the State Bar of California, San Fernando Valley Bar Association, Los Angeles County Bar Association and The American Bar Association. Mr. Epstein has sat for 7 years as special referee and judge for the State Bar of California and is also currently Judge Pro Tem for the Superior Court, State of California, County of Los Angeles.

JOHN R. WOODWARD, age 45 - Mr. Woodward is the Vice President for Film Production of the Registrant. He is responsible for the technical production procedures of the film and television projects the Registrant produces or co-produces. His career has spanned more than 20 years of both independent and studio film and television production for companies such as Twentieth Century Fox Film Corporation, Paramount Pictures, and Castle Rock Entertainment. Including his studio involvement, he was executive in charge of production for independent production company, Melco General, Incorporated in Los Angeles. He has been a senior member of the production team for a wide variety of film and television projects, including SWEET DREAMS, FLASHDANCE, THE MANITOU, TALES FROM THE CRYPT, YOUNG GUNS II, UNIVERSAL SOLDIER, and the recent Academy Award nominated SHAWSHANK REDEMPTION, among many others. Mr. Woodward has additionally been associated with and instrumental in productions at other major studios such as Warner Brothers, Columbia, Disney, the C.B.S. Studio Center, Samuel Goldwyn, and Bavaria-Atelier Studio in Germany. His television commercial background is varied having worked on commercials for the Sony Corporation, Lincoln-Mercury, and Pepsi. He has specialized training and expertise in pre-production through post production coordination and requirements, and film production budget control.
He holds a Bachelor of Arts degree in Visual Arts, a Masters degree in Cinema Production, and is a member of the Director's Guild of America.

GEORGE T. LINDSEY, age 58 - Mr. Lindsey is the Vice President of Creative Development of the Registrant. He is responsible, with the production committee, for the selection and development of film projects for the Registrant. His film career spans over twenty-five years of literary and production film work. He has most recently completed writing feature film projects for New West Films Corp. He has been associated in the past with film production houses and television stations, including service as an executive producer and director on the staff of the National Broadcasting Registrant and its
affiliate W.R.C.-T.V. and W.I.T.F.   Formerly, as President of a
motion picture production company, he produced documentaries and docudramas throughout Europe, Africa, and South America. He has worked with such talent as Eli Wallach, Henry Fonda, Raymond Massey, Leonard Nimoy, Brock Peters and Lorne Green. Mr. Lindsey has done in-depth work in the field of pre-production of motion picture projects and has earned over eighteen national film awards for film and television productions, including regional emmy awards, local emmy awards, the N.E.T. award for excellence in film production along with gold, silver and bronze medals in film production from the New York International Film Festival. He is a member of the Writer's Guild of America, West, Inc. and the Director's Guild of America.

JAMES J. AITKEN, age 59 - Mr. Aitken is the Vice President of Finance and Administration of the Registrant. He is responsible for the overall business management and administrative systems of the Registrant. He is a Certified Public Accountant and was formerly a Partner and Regional Manager for Ernst & Whinney (now Ernst & Young), a national and international public accounting firm. His experience while engaged in public accounting encompassed a wide variety of clients including many companies in the entertainment industry including television, radio, cablevision and professional sports teams. Mr. Aitken has led many conferences and advanced workshops in professional management and accounting sponsored by Ernst & Whinney. He has also been an instructor and professor of business and finance and accounting courses at the University level. He is a member of the American Institute of Certified Public Accountants and several other professional societies and organizations related to business management and finance.

JOHN D. FOLEY, age 46 - Mr. Foley is currently Executive Vice President of Miramax Films, overseeing all theatrical acquisitions and distribution. He was formerly President of MGM/UA and was recruited by MGM in 1987 as Vice President/Sales where he managed domestic sales in the Southern and Western divisions of the United States. In 1989 he was named President, managing all North American activities for the company. Certain recent Miramax and MGM production successes he has been instrumental in include PULP FICTION, BENNY AND JOON and UNTAMED HEART. Other past productions he has been instrumental in include RAINMAN, A FISH CALLED WANDA, and MOONSTRUCK. Mr. Foley began his film career in 1975 on the East Coast with Columbia Pictures. He held various management positions with Columbia during his tenure with the company, encompassing regional sales throughout the midwest and southern United States. In 1986, DeLaurentis Entertainment Co. recruited him as Vice President of Distribution to establish the distribution operations for the company's opening in 1986.

JOHN LEVINGSTON, age 69 - Mr. Levingston has been involved in the distribution, marketing, television syndication and packaging of motion picture projects both nationally and internationally for more than twenty years, working with such companies as A.B.C., Gotham-Rhodes Inc., Thompson International and has served as President of Cinema Systems Inc. His film industry background also includes authorship of original stories, one of which was for the feature film NAPOLEON & SAMANTHA and an original musical composition/co- production for ERA Records. Prior to his work in the motion picture industry, he created and marketed internationally high technological industrial instruments while working as a Vice President with companies such as Setco, Dynalube Incorporated, British-American Tobacco Co. in London and Batco Corporation in East Africa. He is the founder of the consulting firm of Levingston-Lehman specializing in financing and marketing research.

ROBERT E. CAPPS, JR., age 45 - Mr. Capps, most recently Executive Vice President-Film for United Artists, has been involved in the marketing, distribution and exhibition of feature motion pictures for more than 20 years. Formerly, Senior Vice President and General Sales Manager for Tri Star Pictures, he has been instrumental in the development of new film marketing technology strategies for the motion picture industry, primarily the theatrical market. He has been directly involved in the building and expansion of distribution departments for companies such as Columbia Pictures, Paramount Pictures, and MGM. Mr. Capps has been an instrumental force over the span of his career in the distribution and exhibition of a wide variety of both major and independent feature films including such classic film productions as the TERMINATOR films, LEGEND OF BOGGY CREEK, and WHERE THE RED FERN GROWS.

BENJAMIN WHITFIELD, JR., ESQ., age 46 - Mr. Whitfield is presently a practicing civil attorney with an emphasis in the field of entertainment law. He has served as United States Assistant District Attorney and as an Assistant Attorney General. Mr. Whitfield is a member of the law firm of Wright, Reed & Whitfield, P.C., one of the entertainment law firms serving the corporation.

BRENDAN CAHILL, age 50 - Mr. Cahill was most recently Vice President for Music and Creative Affairs for Universal Studios. Prior to his employment with Universal, he was Vice President in charge of creative affairs and musical director at Columbia Pictures and is currently a development and production consultant in the film/television industry and production consultant to Michael Phillips and Michael Douglas (Michael Douglas Productions). He has in the past been a personal advisor for production and musical affairs to Steven Spielberg (Amblin Light Entertainment), having been involved with such film projects as BACK TO THE FUTURE, CLOSE ENCOUNTERS OF THE THIRD KIND and E.T., THE EXTRA TERRESTRIAL. In the 1960's, Mr. Cahill was credited with being intregal in the success of such musical groups as the Birds, Jefferson Starship, and the Monkees, and was executive producer on the successfully syndicated television show, THE PARTRIDGE FAMILY for ABC.
Other feature film and television production credits for Mr. Cahill include CALIFORNIA SUITE, THE BREAKFAST CLUB, OUT OF AFRICA, MIAMI VICE, and the Emmy Award winning MURDER SHE WROTE.

(STRIKEOUT)KAREN J. SEGEL, age 48 - Ms. Segel has most recently been independent tax counsel and corporate taxation specialist to various individuals, corporations and partnerships throughout Southern California and in New York encompassing among others, industrial, manufacturing and communications industries. She is a sole practitioner and was previously senior tax accountant for Oppenheim, Appel & Dixon in Los Angeles and senior tax accountant for S.N. Chilkov & Co., CPAs, in Beverly Hills, California. Prior to Ms. Segel's legal and accounting practice, she was an administrator for Olds Brunel & Co. and U.S. Banknote Corp. in New York City. She maintains memberships in several national and international professional services organizations.(/STRIKEOUT)

ALEX TREBEK, age 55 - Mr. Trebek has been involved in the television industry for over twenty-five years as a producer, host and innovator of a wide variety of entertainment shows. He has produced and hosted the internationally successful gameshow JEOPARDY which has been the second highest rated television show in syndication. Mr. Trebek was also the host of the successful television game show CLASSIC CONCENTRATION. As a television media executive, he is currently developing other projects for television and film as well. Mr. Trebek, originally from Sudbury, Ontario, Canada, worked for the Canadian broadcasting company (C.B.C.) throughout the 1960's and early 70's before relocating to the United States in 1973.

LEROY J. STEELE, age 73 - Mr. Steele's background encompasses over 40 years as an executive with various corporations within the United States and in Canada, including Executive Vice President and Chief Operating Officer for Bullock's company in Los Angeles, Vice President and General Manager for the Boston stores on the Eastern seaboard, and Chairman of the Board/Chief Executive Officer for A.J. Freeman Ltd. in Ottawa, Canada. Mr. Steele has also been a business management consultant and advisor for many years.

CHARLES C. BAILEY, age 62 - Mr. Bailey was most recently Senior Vice President of Thomson McKinnon Securities Inc. in New York City and previously Vice President of Prudential Bache Securities, two of Wall Street's leading investment banking firms. Mr. Bailey has been involved in international business and finance for more than 25 years and is the executive producer for a Broadway theatrical production company. He was the producer of the musical Broadway production of MY ONE AND ONLY with Twiggy and Tommy Tune, and STARDUST with Sean Young.

JOSEPH DYSON*, age 61 - Mr. Dyson is currently the President and Chief Executive Officer of Health Care Capital Corporation of California.
He was formerly Vice President and Manager of Merrill Lynch White Weld Capital Groups, Western Region Health Care Finance Department and Vice President of First America, a financial consulting firm. In addition, he was a regional partner at Arthur Young & Co. and managing Vice President of Telco Capital Corporation. Prior to his private sector career, he was engaged at the Department of Health, Education and Welfare where he served as Acting Regional Program Director of the Hill-Burton Program as well as special consultant to other Regional Loan Offices. He is a Certified Public Accountant and has served as an official for the Securities and Exchange Commission.

PETER LALLOS, age 62 - Mr. Lallos was most recently Senior Vice President for the investment banking firm of Bear, Sterns & Co. in New York City. He has previously held senior corporate positions including Managing Director for Manufacturer's Hanover Trust Registrant, Senior Vice President - E.F. Hutton & Co. and Senior Vice President - Donaldson, Luftkin & Jenrette. Mr. Lallos' Wall Street expertise encompasses more than 25 years of investment banking, commercial banking and specialized public and corporate financing around the world.

PHILIP LANGWALD, age 89 - Mr. Langwald is Chairman Emeritus of the Board of Directors of the Registrant and is currently a retired municipal administrative executive. He has been involved with land development and appraising for real estate and managing the construction and development of shopping and residential areas in the midwestern United States. He was formerly with the United States Department of Labor and Internal Revenue Audit Division.

FRED BARON, age 46 - Mr. Baron is currently Senior Production Executive for Twentieth Century Fox Film Corp. where he is responsible for all phases of production oversight for all feature film production at the studio. Prior to his studio involvement, he was production representative at HBO, overseeing a wide range of features and M-O-Ws.
Mr. Baron has also acted as co-producer on television productions such as TALES FROM THE CRYPT and production coordinator and production supervisor on a wide variety of independent motion picture/television production.

CHARLES NEWIRTH, age 42 - Mr. Newirth is currently an established Independent Producer in the motion picture industry and has been responsible for the production of such major motion pictures as the Academy Award winning and highly successful FORREST GUMP, as well as BUGSY with Warren Beatty and TOYS with Robin Williams. His career in production has included production manager for such films as PRETTY IN PINK, ROBOCOP, and THE ABYSS. He has also worked in such diverse senior production positions as production supervisor, production coordinator, and location manager.

BRIAN J. PATNOE, age 38 - Mr. Patnoe's tenure with the corporation began in 1987 as Executive Assistant in the areas of finance and administration. In 1989, he was elevated to the post of Associate Vice President, Administration, working as key liaison between senior officers of the corporation and members of the Board of Directors.
His responsibilities also included monitoring and maintaining WWMPC's corporate due diligence data information, finance material information, and monitoring basic stockholder relations. He has worked closely with senior management of the company in the negotiations of co-financing production scenarios with domestic and foreign companies, consortiums, and independent financiers. Mr. Patnoe has also been associated with Motorola ISG as national accounts manager and McDonnell Douglas Corporation as a configuration management analyst and product definition specialist; both senior technical and analytical corporate administrative positions assuring quality control and infrastructure communications. He maintains a degree in Business Administration and Economics from California State University, Fullerton and a Masters in Business Administration from the University of Southern California.

MICHAEL MAGHINI, age 38 - Mr. Maghini was most recently Vice President with Eden Financial Group, a Wall Street investment banking firm providing wholesale financial products to associate brokerage firms around the country, as well as a Managing Partner and Vice President with Famco, Inc. a real estate holding company in New York City. Mr. Maghini's well established financial experience, including his executive association for investment with the Putnam's Golden Scale Council, and his membership in the Million Dollar Round Table Club, complement his past investment management and development training with Paine Webber. Prior to Paine Webber, he held an investment executive position with Thompson McKinnon Securities. Mr. Maghini has helped develop the investment banking division of a major New York financial firm and has also managed a variety of many diverse institutional and, private investment portfolios. He is a graduate of Southern Connecticut University where he received his Bachelor of Science Degree in Political Science and Economics.

DAVID A. TOMA, age 46 - Mr. Toma has most recently been associated with Cinema Research Corporation and Complete Post Inc. in Los Angeles responsible for managing all aspects of film and video post production and production processing. He has been instrumental in the development and growth of both companies to become two of the largest and highly sophisticated post production facilities in the motion picture industry. He has further been a consultant and advisor on post production techniques and procedures for several companies including Lorimar Entertainment. Mr. Toma was also engaged in several film production, marketing and editing capacities for the motion picture and television industry including Executive in Charge of Production for Laserus Entertainment Inc., a leading entertainment commercial company producing a wide variety of television programming; production/ marketing executive for Pacific Video Inc., a major post production facility; and post production supervisor for independent production company, Sun Classic Pictures Inc. Mr. Toma has specialized expertise in the implementation of favored nations agreements, extensive knowledge of electronic post production techniques, state of the art and conventional theatrical and video editing, as well as new mastering technologies for European and domestic delivery. His film and television credits include Robert Altman's POPEYE, THE LINCOLN CONSPIRACY, BEYOND AND BACK, the long-running television series SOAP and BENSON, and he was the recipient of an achievement Emmy Award from the Academy of Television Arts and Sciences for his contributions to the CBS Movie-of-the-Week BABIES HAVING BABIES.

* (Indicates members of the Executive Committee)

FAMILY RELATIONSHIPS

There are no family relationships among directors, executive officers or persons chosen by the Registrant to be nominated as a director or appointed as an executive officer of the Registrant or any of its affiliated subsidiaries.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best knowledge and belief of the Registrant, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Registrant, has been involved in:

(1) Any bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction in criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities; and
(4) Being found by any court of competent jurisdiction (in a civil action), the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.
ITEM 6.  EXECUTIVE COMPENSATION

The summary compensation table below sets forth certain information for all compensation, including: annual, longterm and stock compensation paid for services rendered to the registrant in all capacities for the fiscal years ended December 31, 1996, 1995, and 1994.

Summary Compensation Table

                    ANNUAL COMPENSATION
                                   Annual Compensation
Name and Principal Position
(a)                      Year(b)   Salary($)(c) Bonus ($)(d)Other Annual
                                   *, **, ***           Compensation ($)(e)
Rodney C. Kropf**        1996      0         0          0
Chairman of the Board    1995      0         0          0
                         1994      0         0          0

Paul D. Hancock*/**      1996      310,000   0          0
President, CEO    ***         1995 295,000   0          0
                         1994      280,000   0          0

A. Robert Sobolik*/**    1996      0         0          0
Exec. V.P./Treasurer     1995      0         0          0
                         1994      0         0          0

Larry Epstein*/**        1996      0         0          0
Secretary                1995      0         0          0
                         1994      0         0          0

John R. Woodward*/**     1996      0         0          0
Vice President           1995      0         0          0
                         1994      0         0          0

George T. Lindsey*/**    1996      0         0          0
Vice President           1995      0         0          0
                         1994      0         0          0

James J. Aitken*/**      1996      0         0          0
Vice President           1995      0         0          0
                         1994      0         0          0

John Levingston*         1996      0         0          0
Vice President           1995      0         0          0
                         1994      0         0          0

John R. Foley**          1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Robert E. Capps Jr.**    1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Benjamin Whitfield Jr.** 1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Brendan Cahill**         1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

(STRIKEOUT)
Karen J. Segel**
Director                 1996      0         0          0
                         1995      0         0          0
                         1994      0         0          0
(/STRIKEOUT)

Alex Trebek**            1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

LeRoy J. Steele**        1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Charles Bailey**         1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Joseph Dyson**           1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Peter Lallos**           1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Philip Langwald**        1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Fred Baron**             1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Charles Newirth**        1996      0         0          0
Director                 1995      0         0          0
                         1994      0         0          0

Brian J. Patnoe*         1996      0         0          0
Assoc. V.P.              1995      0         0          0
                         1994      0         0          0

Michael Maghini*         1996      0         0          0
Assoc. V.P.              1995      0         0          0
                         1994      0         0          0

David A. Toma*           1996      0         0          0
Assoc. V.P.              1995      0         0          0
                         1994      0         0          0



                         Awards              Payouts        All Other
                                             Securities Compensation

                                             Underlying (#)(i)
                                             Options/SARs(#)(g)
                    Restricted     Securities
                    Stock Award(s) Underlying
                    ($)(f)         Options/SARs(#)(g)


Rodney C. Kropf**        1996 - 0  50,000    0          0
Chairman of the Board    1995 - 50,000  50,000     0        0
                         1994 - 50,000  50,000     0        0


Paul D. Hancock*/**      1996 - 0       250,000    0        0
President, CEO    ***         1995 - 0  250,000    0        0
                         1994 - 0       250,000    0        0

A. Robert Sobolik*/**    1996 - 0       25,000     0        0
Exec. V.P./Treasurer     1995 - 25,000  25,000     0        0
                         1994 - 25,000  25,000     0        0

Larry Epstein*/**        1996 - 0       500,000    0        0
Secretary                1995 - 25,000  500,000    0        0
                         1994 - 25,000  500,000    0        0

John R. Woodward*/**     1996 - 0       50,000     0        0
Vice President           1995 - 25,000  50,000     0        0
                         1994 - 25,000  50,000     0        0

George T. Lindsey*/**    1996 - 0       25,000     0        0
Vice President           1995 - 0       25,000     0        0
                         1994 - 0       25,000     0        0

James J. Aitken*/**      1996 - 50,000  25,000     0        0
Vice President           1995 - 50,000  25,000     0        0
                         1994 - 50,000  25,000     0        0

John Levingston*         1996 - 0       20,000     0        0
Vice President           1995 - 0       20,000     0        0
                         1994 - 0       20,000     0        0

John R. Foley**          1996 - 0       100,000    0        0
Director                 1995 - 50,000  100,000    0        0
                         1994 - 50,000  100,000    0        0

Robert E. Capps Jr.**    1996 - 0       50,000     0        0
Director                 1995 - 0       50,000     0        0
                         1994 - 50,000  50,000     0        0

Benjamin Whitfield Jr.** 1996 - 0       25,000     0        0
Director                 1995 - 25,000  25,000     0        0
                         1994 - 25,000  25,000     0        0

Brendan Cahill**         1996 - 0       20,000     0        0
Director                 1995 - 0       20,000     0        0
                         1994 - 0       20,000     0        0
(strikeout)
Karen J. Segel**
Director
(/strikeout)
Alex Trebek**            1996 - 0       20,000     0        0
Director                 1995 - 0       20,000     0        0
                         1994 - 0       20,000     0        0

LeRoy J. Steele**        1996 - 0       0          0        0
Director                 1995 - 25,000  0          0        0
                         1994 - 25,000  0          0        0

Charles Bailey**         1996 - 0       0          0        0
Director                 1995 - 25,000  0          0        0
                         1994 - 25,000  0          0        0

Joseph Dyson**           1996 - 50,000  25,000     0        0
Director                 1995 - 25,000  25,000     0        0
                         1994 - 25,000  25,000     0        0

Peter Lallos**           1996 - 0  0         0          0
Director                 1995 - 25,000  0          0        0
                         1994 - 25,000  0          0        0

Philip Langwald**        1996 - 0       0          0        0
Director                 1995 - 25,000  0          0        0
                         1994 - 25,000  0          0        0

Fred Baron**             1996 - 0       0          0        0
Director                 1995 - 25,000  0          0        0
                         1994 - 25,000  250,000    0        0

Charles Newirth**        1996 - 0       0          0        0
Director                 1995 - 125,000 250,000    0        0
                         1994 - 31,250  313        0        0

Brian J. Patnoe*         1996 - 0       100,000    0        0
Assoc. V.P.              1995 - 50,000  100,000    0        0
                         1994 - 50,000  100,000    0        0

Michael Maghini*         1996 - 0       10,000     0        0
Assoc. V.P.              1995 - 0       10,000     0        0
                         1994 - 0       10,000     0        0

David A. Toma*           1996 - 0       0          0        0
Assoc. V.P.              1995 - 0       0          0        0
                         1994 - 0       0          0        0
(/TABLE)

* Indicates - Although many of the corporate officers have entered into contractual agreements with the Registrant, certain of the contract's provisions are contingent upon the acquisition of substantial working capital by the Registrant. Accordingly, certain of the officers do not devote their full-time to the business of the Registrant.

** Indicates - Certain members of the board of directors who are not officers of the Registrant receive a mutually agreeable amount of restricted Rule 144 common stock of the Registrant for each board meeting that they attend and are also periodically reimbursed for the travel expenses incurred, if any, to attend such meetings.

*** Indicates - The President and Chief Executive Officer has waived
his accumulated back salary of $3,080,000.   Also, he has agreed to
waive his current salary indefinitely as long as the Registrant does not have sufficient funds on hand.  In return he has agreed to also accept common stock, or preferred convertible stock of the Registrant at $.10 per share equivalent or mutually agreeable stock options in lieu of cash, at the Registrant's discretion, except in the event of a merger or takeover of the Registrant in which he descents.

ARRANGEMENTS WITH DIRECTORS

As indicated above, there are certain arrangements or understandings regarding compensation for services provided by a director including additional consideration payable for special assignments.  Each of the directors and/or executive officers of the Registrant has an understanding with the Registrant regarding compensation by the
Registrant as an (STRIKEOUT)affiliate(STRIKEOUT)    officer     of the
Registrant either in terms of duties, which will be rendered on behalf of the Registrant or in their capacity as an independent
(STRIKEOUT)affiliate(STRIKEOUT)    associate     or as an
(STRIKEOUT)affiliate(STRIKEOUT)    associate     of one of the
Registrant's wholly-owned subsidiaries.

The Registrant has evaluated the experience and reputation of its directors and allocated compensation of common stock accordingly.
Executive officers of the Registrant maintain various terms and conditions relative to compensation in their specific employment contracts (refer to Exhibit 10.14 thru 10.22).

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of this filing, there have been and are presently no transactions to which the Registrant was or is to be a party in which any of the directors, executive officers or immediate family members thereof have been a party to. It is contemplated, however, that in certain instances directors, executive officers, or immediate family members thereof will be a party to future transactions.

ITEM 8.  LEGAL PROCEEDINGS

As of December 31, 1996, there were no material pending legal proceedings to which the Registrant was a party or to which any of its assets was subject. However, the Registrant is currently in negotiations for the reimbursement of 8 film and television videotape and 35mm film master copies of feature length motion picture and television productions owned by the Registrant and maintained at a film and video storage facility. The Registrant's attorneys are preparing litigation and related processes in the event the results of the negotiations are unsatisfactory. The Registrant is seeking damages in the amount of $397,500 for the loss of its "stored material".

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET FOR COMMON EQUITY

From December 1983, the date upon which present management took control of the National Power Corporation, there has been a thin range of trading occurring with the Registrant's common shares in the Over-the-Counter market. The Registrant's common stock is presently traded on the over-the-counter (OTC) market through primarily inter-dealer trades. The Registrant's history of trading includes both pink sheets and NASD's Electronic Bulletin Board system. The most recent availability for open trading of the Registrant's common shares was during fiscal 1992 when the Registrant was traded on the over-the-counter market on the NASD's Electronic Bulletin Board system under the NQB symbol of "WWMP". Since that time in 1992 there has been only inter-dealer trades. Inasmuch as the last open trading for the Registrant's stock occurred more than 4 years ago, there is no current data to support a range of sales activity with either high or low bid information.

SECURITY HOLDERS

As of December 31, 1996, the latest practicable date for which information is available, the Registrant had approximately 756 holders of record of the Registrant's common equity.

However, based upon its proxy solicitation procedures for the last year's annual meeting of stockholders and institutional holdings, the Registrant believes it has more than 1,000 beneficial owners of its common stock.

DIVIDENDS

There have been no cash dividends declared or paid since the inception of the Registrant, and no dividends are contemplated to be paid in the foreseeable future. The future payment of dividends is within the discretion of the Board of Directors of the Registrant and will depend on the Registrant's earnings, its capital requirements and financial condition and other relevant factors.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Registrant has had various sales of unregistered securities.
Sales of unregistered securities have accumulated due to transactions
   wherein proceeds were used for working capital,     facilitating
the normal course of business of the Registrant.  In issuing unregistered shares, the Registrant relied on the exemption from registration provisions as promulgated under Rule 3(b) and further under Section 4(2) of the Securities Act of 1933, for issuer transactions not involving a public offering, as these transactions did not involve a "distribution" and did not fall within the definition of "underwriter" as those terms are defined under the Act.
Principals of each transaction were aware that they were taking the shares for investment purposes and not with the view to distributing the same and further represented that they were aware of the restricted nature of the securities and that the same could not be transferred or resold absent a Registration Statement, in effect for the same or an exemption therefrom, or otherwise sold in reliance on
Rule 144.     Proceeds from all sales of unregistered securities
referred to above have been used for working capital.  None of the proceeds has been used to compensate officers or directors of the
Registrant.

Pursuant to the above, the Registrant has issued in the last three years an aggregate of 1,790,674 unregistered common shares to certain management persons of the Registrant or its subsidiaries or persons associated with the Registrant on a contract basis, each of whom file the requisite forms where applicable.

ITEM 11.  DESCRIPTION OF SECURITIES
The authorized capital stock of the Registrant consists of 100,000,000 common voting shares, par value $.001 per share. As of December 31, 1996 there were 46,099,092 common shares issued and outstanding.

The Registrant has also authorized the issuance of 1,000,000 shares of preferred non-voting stock at par value $.01 per share and 100,000 shares of preferred non-voting stock at par value $10.00 per share.
As of the Registrant's yearend, December 31, 1996, there were 85,217
$.01 preferred shares issued and outstanding and 20,000 $10.00 preferred shares issued and outstanding.


RECENT SALES OF UNREGISTERED SECURITIES - COMMON (SB ITEM 701)
DATE      NAME             TITLE   AMOUNT    PRICE  CASH PD.   SERVICES
10/10/96T. Campbell        Common  80,000    $0.05  $4000
          H. Tafesh        Common  1,753     $0.15
          H. Tafesh        Common  4,870     $0.10
          A. Mintz         Common  226,507                     Services
9/20/96R. Best             Common  2,000     $0.10  $200
          J. Aitken        Common  50,000                      Board Mmbrshp
          J. Dyson         Common  50,000                      Board Mmbrshp
          K. Segel         Common  50,000                      Board Mmbrshp
          L. Nolan         Common  2,000     $0.10  $200
3/26/97W. Hinckley         Common  90,000
          C. Lemone        Common  25,000
3/12/96C. Cosgray          Common  20,000
          S. Korniczky     Common  10,000
2/5/96S. Tenen             Common  2,500     $0.04  $100
1/23/96M&D Productions     Prfrrd  15,000           Prch/Ftre Film
1/5/96R. Whitmer           Common  5,000     $0.05  $250
          P. Langwald      Common  16,667    $0.03  $500
12/29/95M&D Productions    Common  260,000   Prch/Ftre Film
11/21/95J. Goltara         Common  10,000                      Internship
          A. Webb          Common  165,000                     Prch/9 TV Prgm
          L. Kerr          Common  10,000                      Prch/9 TV Prgm
          E. Crow          Common  3,000     $0.05  $150
          W. Hinckley      Common  50,000                      Acqstn/Cnslttn
11/10/95K. Segel           Common  50,000                      Board Mmbrshp
10/27/95B. Patnoe          Common  20,000    $0.05  $1000
          F. Hermosa       Common  10,000    $0.05  $500
          S. Olen          Common  1,000     $0.10  $100
          M. Langwald      Common  500       $0.10  $50
          T. Helton        Common  5,000     $0.05  $250
9/19/95T. Campbell         Common  20,000    $0.05  $1,000
          L. Taines        Common  1,000     $0.05  $50
5/8/95J. Mariante          Common  20,000                      Internship
          N. Louis         Common  25,000                      Acctg Cnslttn
4/13/95A. Jacobson         Common  100,000   $0.05  $5,000
4/7/95N. Sullivan          Common  50,000                      PR Cnslttn
          D. Diemert       Common  20,000    $0.05  $1,000
3/9/95Pac.Prop.Prtctn      Common  40,000    $0.05  $2,000
          L. Phillips      Common  40,000    $0.05  $2,000
          C. Levy          Common  6,000     $0.05  $300
3/3/95C. Newirth           Common  125,000                     Board Mmbrshp
2/7/95Pac.Prop.Prtctn      Common  20,000    $0.05  $1,000
          S. Korniczky     Common  20,000    $0.05  $1,000
          R. Stapp         Common  40,000    $0.05  $2,000
          D. Lis           Common  40,000    $0.05  $2,000
12/31/94J. Foley           Common  50,000                      Board Mmbrshp
          L. Epstein       Common  360,000                     Lgl Cnsltatn
          D. Maggot        Common  10,000    $0.05  $500
          L. O'Neil        Common  25,000                      Advsry Brd
Mmbrshp
          B. Patnoe        Common  250,000                     Administrtve
Asstnce
          K. Segel         Common  100,000                     Board Mmbrshp
          R. Capps, Jr.    Common  150,000                     Board Mmbrship
12/30/94B. Patnoe          Prfrred 5,000     $0.20  $1,000
          P. Langwald Trust  Prfrred   2,500 $0.20  $500
12/11/94K. Segel           Common  50,000                      Board Mmbrshp
11/25/94J. Diamond         Common  25,000                      Advsry Brd
Mmbrshp
11/18/94J. Crow            Common  20,000                      Intrnshp
          R. Crow          Common  6,000     $0.05  $300
          N. Baron         Common  100,000                     Board Mmbrshp
          R. Allen         Common  25,000                      Pblc Rltns
Cnslttn
          J. Mariante      Common  20,000                      Intrnshp
          J. Cleveland     Common  40,000    $0.05  $2,000
10/14/94Webb Flms Intl   Common   125,000           Mktg/Dstrbtn
10/10/94Pacific Prop       Common  60,000    $0.05  $3,000
9/14/94L. Phillips         Common  120,000   $0.05  $6,000
          K. Inglis        Common  20,000    $0.05  $1,000
9/13/94B. Patnoe           Prfrrd  50,000                      Admin. Cnslttn
          K. Luber         Prfrrd  1,000                       Subs. Offcr
Mmbrshp
7/5/94R. Day               Common  25,000                      Sec. Cnslttn
          J. Brown         Common  25,000                      Advrtsng Cnslttn
5/19/94Uptic Invstmt       Common  1,200,000                   Letter of Credit
3/26/94J. Hanks            Common  200,200   $0.05  $10,010
1/28/94F/A Olson           Common  20,000    $0.05  $1,000
          S. Olson         Common  20,000    $0.05  $1,000

DIVIDEND RIGHTS

Holders of shares of common voting stock of the Registrant are entitled to receive, out of funds legally available, such dividends as may be declared by the Registrant's Board of Directors. The Registrant, as of the date hereof, cannot forecast with any certainty, when and if any dividends will be paid, although the Registrant does not anticipate paying any dividends prior to its year ended December 31, 1996 or in the foreseeable future.

VOTING RIGHTS

Holders of shares of the common voting stock are entitled to one (1) vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each holder may exercise such vote either in person or by a properly executed proxy. Holders of a majority of the shares issued and outstanding, present in person or by proxy, constitute a quorum for shareholders meetings. Except with respect to amending the Articles of Incorporation, which requires an affirmative vote of a majority of the Registrant's shares issued and outstanding, other matters to be acted upon by shareholders at any meeting of the shareholders require the affirmative vote of a majority of the shareholders voting in person or by proxy, provided a quorum, as defined above, is established. The holders of the common stock of the Registrant are not entitled to cumulative voting in election of Directors, and shareholders are denied any preemptive rights. Certain extraordinary matters require more than a majority vote as explained under "Miscellaneous" below.

LIQUIDATION RIGHTS

In the event of any distribution of all of the assets of the Registrant, upon a liquidation, dissolution or winding up of the Registrant, voluntary or involuntary, after payment of the full preferential amounts to which the holders of the Preferred Stock are entitled, the holders of the Common Stock are ratably entitled to receive all of the remaining assets of the Registrant in proportion to the number of shares held by them respectively. If the assets distributable in respect thereof are less than the amount necessary to pay the holders of the Preferred Stock the full preferential amount thereof, then the entire assets are to be distributed among the holders of the Preferred Stock, of any and all series then outstanding, ratably in proportion to the full preferential amounts to which they are respectively entitled.

MISCELLANEOUS

The common stock of the Registrant has no conversion, subscription, or sinking fund rights. All shares when issued, are fully paid, non-assessable and not liable to further calls or assessments.

Except as set forth below in the last subparagraph of Section (10)
Article III of the Articles of Incorporation of the Registrant, the affirmative vote or consent of the holders of 60% of all classes of stock of the Registrant entitled to vote in elections of directors, considered for the purposes of that Section (10) as one class, are required to (a) for the adoption of any agreement for the merger or consolidation of the Registrant with or into any other Affiliated Entity (as defined below); or (b) to authorize any liquidating distribution, sale, lease, exchange, mortgage or pledge or other disposition of all or any substantial part of the assets of the Registrant to any Affiliated Entity; or (c) to authorize any transfer, sale lease, exchange, mortgage or pledge or other disposition of all or any substantial part of the assets of the Registrant to any Affiliated Entity; or (d) to authorize any transfer, sale or lease by an Affiliated Entity to the Registrant or any subsidiary thereof in exchange for cash, securities or other assets (except cash, securities or other assets having an aggregate fair market value of less than $2,000,000). Such affirmative vote or consent required by that Section shall be in addition to the vote or consent of the holders of the stock of the Registrant otherwise required by law or any agreement between the Registrant and any national securities exchange. For the purposes of that Section, the term "Affiliated Entity" means any corporation, person or other entity that, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon or consent thereto, is the beneficial owner, directly or indirectly, of more than 5% of the outstanding shares of stock of the Registrant entitled to vote in elections of directors (considered for the purposes of that Section (10) as one class).

For the purposes of that Section (10): (A) any corporation, person or other entity is deemed to be the beneficial owner of any shares of the capital stock of the Registrant, (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise; or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above), by any other corporation, person or entity which is its "affiliate" or "associate" as those terms are defined in Regulation C under the Securities Act of 1933, as amended; or (iii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (9) above) by any other corporation, person or entity with which it or its "affiliate" or "associate" (as defined above) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of stock of the Registrant; and (B) the outstanding shares of any class of stock of the Registrant shall include shares deemed owned through application of clauses (i), (ii) and (iii) above but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

The Board of Directors has the power and duty to determine for the purposes of that Section (10), on the basis of information known to the Registrant, whether: (i) such other corporation, person or other entity beneficially owns more than 5% of the outstanding shares of stock of the Registrant entitled to vote in elections of directors and therefore is an Affiliated Entity for purposes of this Section; (ii) a corporation, person or entity is an "affiliate" or "associate" (as defined above) of another; (iii) the cash, securities or assets being transferred by the Registrant, or any subsidiary thereof, have an aggregate fair market value of less than $2,000,000; and (iv) the memorandum of understanding referred to below is substantially consistent with the transaction covered thereby. Any such determination shall be conclusive and binding for all purposes of that Section (10).

The provisions of that Section (10) are not applicable to: (i) any merger or consolidation of the Registrant with or into any Affiliated Entity; or (ii) any liquidating distribution, sale, lease, exchange, mortgage or pledge or other disposition of all or any substantial part of the assets of the Registrant to any Affiliated Entity; or (iii) any transfer, sale or lease to the Registrant or any subsidiary thereof from an Affiliated Entity, in exchange for cash, securities or other assets if, in each case set forth in clause (i), (ii) or (iii) above, the Board of Directors of the Registrant has, by resolution, unanimously approved a memorandum of understanding with such Affiliated Entity with respect to and substantially consistent with such transaction prior to the time that such transaction is submitted to the shareholders for their approval. The provisions of that Section (10) are also not applicable to any merger or consolidation of the Registrant with, or any liquidating distribution, sale, lease, exchange, mortgage or pledge to any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by the Registrant and its subsidiaries.

Notwithstanding any other provision of the Registrant's Articles of Incorporation or the form of By-Laws of the Registrant that were adopted after incorporation hereunder (and in addition to any other vote that may be required by statute, stock exchange regulations, the Articles of Incorporation or such By-Laws of the Registrant), the vote of the holders of 60% of all classes of stock of the Registrant entitled to vote in elections of directors (considered for this purpose as one class) shall be required to amend, alter, change, repeal or adopt new provisions of the Articles or By-Laws affecting
Article I, Sections 2,3; Article II, Sections 2, 3, 6, 11, 14; Article IV, Section 7; and Article IX of such By-Laws of the Registrant, and
Article III, Sections (2)(C), (10) and (11) or Article VII, Sections
(6), (7), (8), (9) and (10) of the Articles of Incorporation except that if such amendment, alteration, change or repeal or adoption of new provisions in the Articles or the By-Laws shall be submitted to the shareholders with the unanimous recommendation of the entire Board of Directors, such provisions may be amended, altered, changed, repealed or new Articles or By-Laws adopted or repealed by affirmative vote of the holders of majority of all classes of stock of the Registrant entitled to vote in elections of directors (considered for this purpose as one class).

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

No director of the Registrant shall be personally liable to the Registrant or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under applicable state law or any amendments thereto or successor provision thereto or shall be liable by reason that in addition to any and all other requirements or such liability, he/she: (i) shall have breached his/her duty of loyalty to the Registrant or its stockholders; (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith; (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) shall have derived an improper personal benefit.

Neither the amendment nor repeal of that article, nor the adoption of any provision of the Certificate of Incorporation inconsistent with that article shall eliminate or reduce the effect of that article in respect of any matter occurring, or any cause of action, suit or claim that, but for this article would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ITEM 13.  FINANCIAL STATEMENTS

The audited consolidated balance sheet of the Registrant for its years ended December 31, 1996, and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995 are submitted herewith. Also submitted herewith are the Registrant's unaudited financial statements which includes a balance sheet for its most recent first 3 quarters of 1997, together with the statements of income and cash flows. The Registrant has historically maintained audited financial statements including balance sheets, statements of operations, cash flows, and stockholder's equity since 1983 which are available for review. (STRIKEOUT)From 1983 through 1989, the Registrant's independent auditors were Jensen & Haney, P.C. and from 1989 through 1994, the Registrant's independent auditors were Charles R. Krafft & Associates.(/STRIKEOUT) The index setting forth the page numbers for the foregoing financial statements is found under "Item 15. Financial Statements, Accompanying Notes and Exhibits."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(A) INDEX TO FINANCIAL STATEMENTS

DESCRIPTION                                                    PAGE

Report of Independent Auditor

Consolidated Balance Sheet - 12/31/96, 12/31/95
     and unaudited balance sheet for first 3 quarters, 1997

Consolidated Statement of Operations - 12/31/96, 12/31/95
     and unaudited Statement of Operations for 12/31/97

Consolidated Statement of Stockholders' Equity - 12/31/96, 12/31/95

Consolidated Cash Flows - 12/31/96, 12/31/95
     and unaudited Statement of Cash Flows for 12/31/97

Notes to Consolidated Financial Statements - 12/31/96

Catalog inventory of documentary/docudrama/screenplay/ teleplay acquisitions from G.L. Productions Inc.
dated March 18, 1981

Catalog inventory of feature film/television production acquisitions from Presidio Productions Inc.
dated November 29, 1991

Report of Independent appraiser catalog inventory dated August 19,
1994

(B) EXHIBIT TABLE - THE FOLLOWING EXHIBITS ARE FILED AS A PART OF THE REGISTRATION FORM 10-SB GENERAL REGISTRATION STATEMENT

2.1 Acquisition agreement as between Predecessor (World Wide Motion Pictures) and G.L. Productions Inc., dated March 18, 1981

2.2 Agreement, Press Release (11-26-83), and Plan of Reorganization dated October 14, 1983, and Notice and Proxy Statement dated January 20, 1984, as between Registrant and Predecessor

3.0  Articles of Incorporation of Registrant (Juggernaut Energy
Corporation) dated February 7, 1980

3.1  Certificate (Utah) of Incorporation of Registrant, dated February
7, 1980

3.2 Certificate of Amendment to the Articles of Incorporation of Registrant dated March 6, 1980

   Offering Circular of Registrant dated April 10, 1980
   15c2-11 of Registrant dated October 9, 1981
   Opinion of counsel regarding interstate sale of Registrant common stock

3.3  Amendment to Articles of Inc. of Registrant (National Power
Corporation, formerly Juggernaut Energy Corporation) dated November 19, 1981 filed December 8, 1981
(Change in name, shares, authorized, and par value)

3.4 Certificate (Utah) of Amendment to the Articles of Incorporation Registrant dated December 8, 1981

3.5  Articles of Incorporation Predecessor dated October 1, 1980

3.6  Certificate (Michigan) of Articles of Incorporation of
Predecessor dated December 9, 1980

3.7  By-laws of Predecessor dated December 9, 1980

3.8 Certificate (Michigan) and Amendment to Articles of Incorporation of Predecessor dated December 8, 1983

3.9  Articles of Incorporation of Predecessor (WWMP, Inc.) dated
February 6, 1984

3.10 Certificate (Michigan) of Articles of Incorporation of
Predecessor dated February 9, 1984

3.11 Action of Sole Incorporator of WWMP, Inc. dated February 9, 1984

3.12 Articles of Merger of the National Power Corporation, a Utah
corporation, and WWMP, Inc., a Michigan corporation dated February 10,
1984

3.13 Certificate (Michigan) of Merger by and between the Registrant, a Utah corporation and Predecessor, a Michigan corporation dated March 6, 1984

3.14 Certificate (Utah) of Merger (Utah) by and between Registrant, a Utah corporation and Predecessor, a Michigan corporation dated March 19, 1984

3.15 Certificate (Michigan) of Merger of WWMP, Inc. and name change to World Wide Motion Pictures Corporation by and between Registrant dated February 10, 1984

3.16 Amendments to the Bylaws and Articles of Incorporation of Registrant dated April 4, 1987

10.1 Agreement as between the Registrant and Paul Alex Productions dated November 28, 1983

10.2 Agreement as between the Registrant and G.O.D. Entertainment/The Pitch Limited dated March 26, 1987

10.3 Agreement as between the Registrant and United Development
Industries/Topper Ltd. dated May 19, 1987

10.4 Agreement as between the Registrant and Pacific Film Group dated April 11, 1990

10.5 Agreement as between the Registrant and Tagerick Films dated
September 6, 1990

10.6 Agreement as between the Registrant and J.O.E. Productions dated October 21, 1991
10.7 Agreement as between the Registrant and Presidio Productions dated November 29,1991

10.8 Agreement as between the Registrant and Webb Films International dated June 22, 1992

10.9 Agreement as between the Registrant and Pacific Film Group dated
July 9, 1992

10.10 Agreement as between the Registrant and Lance Matthews dated May
8, 1993

10.11 Agreement as between the Registrant and Media One Broadcasting dated August 23, 1994

10.12 Agreement as between the Registrant and Pacific Pictures dated October 14, 1994

10.13 Huntington Seacliff Corporation, Lease dated January 25, 1985

10.14 Employment Contract - Paul D. Hancock

10.15 Employment Contract - A. Robert Sobolik

10.16 Employment Contract - Larry Epstein

10.17 Employment Contract - John R. Woodward

10.18 Employment Contract - James J. Aitken

10.19 Employment Contract - George T. Lindsey

10.20 Employment Contract - John Levingston

10.21 Employment Contract - Brian J. Patnoe

10.22 Employment Contract - David A. Toma

21.0 Subsidiaries of the Registrant

Articles of Incorporation of World Wide Film and Television Institute dated May 25, 1993

Articles of Incorporation of WWMPC Environmental Services Corporation dated May 25, 1993

99.0 LETTER OF CREDIT

REED & TAYLOR
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION
561 E. JEFFERSON AVE.
DETROIT, MI 48226-4324

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
World Wide Motion Pictures Corporation

We have audited the accompanying consolidated balance sheets of World Wide Motion Pictures Corporation and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements and accompanying notes are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above and accompanying notes present fairly, in all material respects, the financial position of World Wide Motion Pictures Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Reed & Taylor, CPAs, P.C.
Reed & Taylor, CPAs, P.C.
Detroit, Michigan
June 30, 1997

Unaudited Consolidated Balance Sheet
September 30, 1997
                WORLD WIDE MOTION PICTURES CORPORATION
                      CONSOLIDATED BALANCE SHEET
                          SEPTEMBER 30, 1997
                             (UNAUDITED)

Assets
     Cash                                    69,061
     Accounts Receivable                     1,500
     Completed Motion Pictures/
        Television Productions               16,118,061
     Film Properties (Screenplays/Teleplays) 1,705,467
     Property, Equipment and Materials       70,937
     Less Accumulated Depreciation           (553,238)
         Total assets                        $17,411,788

Liabilities
     Accounts Payable                        5,655
     Common Stock Payable                    299
     Preferred Stock Payable                 30
     Notes Payable                           16,300
         Total Liabilities                   22,284

Stockholder's Equity
     Common Stock $.001 Par Value, 100,000,000
     Shares Authorized, 46,134,592 Outstanding        46,134
     Preferred Stock $.01 Par Value, 1,000,000
     Shares Authorized, 105,200 Outstanding           1,052
     Capital in Excess of Par Value          18,258,846
     Retained earnings (deficit)             (916,528)
     Total Stockholder's Equity              $17,389,504
     Total Liabilities and Stockholder's Equity       $17,411,788

Consolidated Statement of Income
                WORLD WIDE MOTION PICTURES CORPORATION
CONSOLIDATED STATEMENT OF INCOME
SEPTEMBER 30, 1997
(UNAUDITED)

Revenues                                $ (100,082)
Operating Expenses
     Cost of Productions
     Administrative                     13,385
     Depreciation
      Total Operating Expense           13,385
     Net Income (Loss)                  $ (113,467)

Consolidated Statement of Cash Flows
      WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS
                         SEPTEMBER 30, 1997
                             (UNAUDITED)


Cash flows from operating activities
Net income (deficit)                                   $(113,467)
Adjustments to reconcile net income to net
cash provided by operating activities:
Decrease in customer deposit                 $(115,000)
(Increase) in accounts receivable            5,749
     Net cash provided by operating activities         $109,251
Cash flows from investing activities:
Purchase of Assets                           $ -
      Net cash provided by investing activities        $ -
Cash flows from financing activities:
Proceeds from issuance of preferred and
common stock                                 $ 95,462
     Net cash flow provided by financing activities    $ 95,462
Net increase in cash and cash equivalents              $(127,257)
Cash and cash equivalents - beginning of year          $196,318
Cash and cash equivalents - end of year                $ 69,061

Consolidated Balance Sheets
      WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                     DECEMBER 31, 1996 and 1995

Assets
                                             1996         1995
Cash                                         196,318      12,298
Accounts Receivable                          1,500        1,500
Completed Motion Pictures/
Television Productions                       16,118,061   16,116,258

Film Properties (Screenplays/Teleplays)      1,680,967    1,680,472
Property and Equipment                       46,437       46,437
Other Assets                                 49,000       49,000
Less Accumulated Depreciation                (553,238)    (246,543)
Total assets                                 $17,539,045$17,659,422

Liabilities
Current liabilities
Common Stock Payable                         205          272
Preferred Stock Payable                      30           30
Notes Payable                                16,300       16,300
Total Liabilities                            16,535       16,602

Stockholder's Equity
Common Stock $.001 Par Value, 100,000,000
Shares Authorized, 46,099,592 Outstanding    46,099       45,463
Preferred Stock $.01 Par Value, 1,000,000
Shares Authorized, 105,200 Outstanding       1,052        1,052
Capital in Excess of Par Value               18,163,219   18,156,047
Retained earnings (deficit)                  (668,060)    (559,742)
Total Stockholder's Equity                   $17,522,510$17,642,820
Total Liabilities and
Stockholder's Equity                         $17,539,045$17,659,422

<F1>
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 1996 and 1995

                                   1996      1995
Revenues                           $75,000   $71,000
Operating expenses:
     Administrative                11,623    14,937
     Depreciation                  306,695   240,707
        Total operating expense    318,318   255,644
     Net income (loss)             $(243,318)$(184,644)
Earnings available to common stockholders  $(243,318)$(184,644)
Earnings per common share          $       0 $       0

<F1>
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
      WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS
                         DECEMBER 31, 1996

                                             1996
Cash flows from operating activities
Net income (deficit)                                   $ (243,318)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation                                 $ 306,695
(Increase) in accounts receivable              115,000
(Decrease) Increase in accounts payable      (67)
     Net cash provided by operating activities         $  421,628
Cash flows from investing activities:
Purchase of Assets                           $    (2,298)
      Net cash provided by investing activities        $(2,298)
Cash flows from financing activities:
Proceeds from issuance of preferred and
common stock                                 $  8,008
     Net cash flow provided by financing activities    $      8,008
Net increase in cash and cash equivalents              $    184,020
Cash and cash equivalents - beginning of year          $     12,298
Cash and cash equivalents - end of year                 $   196,318

<F1>
The accompanying notes are an integral part of these financial statements.

Stockholders Equity
WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 1995 AND 1996


               STOCK     AMT ADDITIONAL RETAINED       TOTAL
          COMMON   PREFERRED (P/V)  PAID IN CAPITAL    EARNINGS   S/E
BAL,
12/31/94  44,361,765 46,700  45,414   15,650,729 (375,098)  15,321,045
NET INCOME
(LOSS)                                           (184,644)

STOCK
ISSUED    1,101,530  58,500  1,101 2,505,318
BAL,
12/31/95  45,463,295 105,200 46,515   18,156,047 (559,742)  17,642,820
NET INCOME
(LOSS)                                           (128,318)

STOCK
ISSUED    636,297    0       636      7,372      (243,318)
BAL,
12/31/96  46,099,592 105,200 47,151   18,163,419 (803,060)  17,407,510

<F1>
The accompanying notes are an integral part of these financial statements.

WORLD WIDE MOTION PICTURES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(To be read in conjunction with Consolidated Financial Statements for the year ended December 31, 1996)

NOTE 1 -  DESCRIPTION AND HISTORY OF THE BUSINESS.

The Company was founded in July 1977 and incorporated December 9, 1980. In March 1981, the Company acquired G.L. Productions Inc. The acquisition was a production and distribution company for short subjects, docudramas, documentaries and industrial films, many of which were made in conjunction with the U.S. Government. The Company acquired the entire film and television library and related film production equipment. The transaction was facilitated by the exchange of two million (2,000,000) shares of the Company's common stock for 100% of the common stock of the acquisition. The Company has also acquired other motion picture and television productions and acquired marketing/distribution interest in additional motion picture and television productions. The Company's total library of live action motion pictures and videotaped productions consists of 273 projects of various lengths and subject matter.

In November 1983 the Company merged with the National Power Corporation, a public corporation. The National Power Corporation's common stock was traded on the over-the-counter market with registered broker/dealers throughout the United States making a market in its stock. The merger process resulted in a change in the Company's number of shares issued, outstanding, and authorized and a change in par value.

The Company operates several wholly-owned subsidiaries, five of which are currently active, to facilitate the operation of its core business and diversified enterprises. The Company has an active Board of Directors which currently consists of seventeen members with staggered terms, all of whom are either chairperson or a member of one or more of the four board designated committees: executive, finance, audit, and personnel. The Company also maintains four operating committees including production and product development, special projects, minorities and standards.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Because the commercial potential of individual motion pictures and television programming varies dramatically, and does not bear any relationship to their production or acquisition costs, it is impossible to predict or project a trend of the Company's income or loss. However, the likelihood of the Company reporting losses in the short term is increased by the industry's method of accounting which requires the immediate recognition of the entire loss (through increased amortization) in instances where a motion picture or television program produced is not expected to recover the Company's investment. On the other hand, the profit from a successful motion picture or television program is deferred and recognized over the entire period that revenues are generated by that motion picture or television program. This method of accounting may also result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on the Company's release schedule and the performance of individual motion pictures or television programs.

A significant portion of the Company's assets was purchased with the issuance of shares of its common and preferred stock. Sixteen million one hundred eighteen thousand and sixty one dollars ($16,118,061) of the assets is represented by its completed film and television library. In the absence of a consistent market for the securities issued, the value of the films was agreed to by the sellers and the purchaser in arms length transactions in accordance with generally accepted accounting standards and additionally, internal evaluation and auditing procedures. The films and television productions in the library have uncertain future revenues that may be expected to grow or diminish along with all of the ancillary markets. In some cases, individual films or television productions may be timeless and irreplaceable, in many cases their book value is almost nil having been amortized based on revenues received several years ago and the inability to estimate a market value or reasonable expected revenue.

The film and television inventory of the Company is regularly reviewed and evaluated by the Company's management. Complicated accounting principles make it difficult to discern exactly the value of the Company's film and television library as carried on its balance sheet; the value may be buried among films currently in release, television productions currently in broadcast, future films and television productions under production or development, and the ubiquitous "other". Forecasting any film's future revenues is a difficult and uncertain art, even for major film distributors and television syndicators. The accounting principles in these areas leave unusual discretion with the film company executives and often result in "unusual" changes in individual periods. There is no generally accepted standard for valuing motion picture and television inventory, film and television projects in process, distribution/syndication contracts, participation agreements, and performer and production related contracts. FASB Statement of Financial Accounting Standards No. 53, paragraph "Inventory Valuation", states "16. Unamortized production and exploitation costs shall be compared with 'net realizable value' for each reporting period on a film-by-film basis;" and in the paragraph "Net Realizable Value" it states, "Net Realizable Value is the estimated selling price (rental value) in the ordinary course of business less estimated cost to complete and exploit in a manner consistent with realization of that income". The accounting profession is currently reviewing the problem of "how to fairly report film inventory on financial statements". Although the Company has on its Board of Directors and professional staff personnel qualified to estimate the value of its film and television inventory for internal verification purposes, it retained the services of an independent appraiser who reviewed the Company's film and television library. The net result of this appraisal did not materially affect the Company's balance sheet.

The Company is continually negotiating with various potential lessors of portions of the film and television library for the implementation of exploitation possibilities. The results of such negotiations may materially affect the asset section of the Company's balance sheet. The value of the film and television inventory is based on regular review and re-evaluation by the Company's management. Full exploitation of the Company's investment in its film inventory is dependent on the acquisition of additional capital. The Company depreciates each film or television program starting with its specific exploitation.

In years prior to fiscal 1994, the Company did not charge a provision for depreciation to expense for equipment because the cost of the depreciable assets was considered to be immaterial in relation to the financial statements. In 1994, the Company began to provide for such depreciation on a straight line basis with asset lives ranging from 7-10 years. Prior accounting periods were not adjusted due to immateriality.

The financial statements as of December 31, 1995, and for the year then ended have been restated to increase depreciation on assets of films which were exploited in 1995. For the year 1995, depreciation expense was increased from $5,786 to $240,707.

NOTE 3 -  TAXES

The Company presents its tax returns on an accrual basis. Certain state and local tax filings may differ from the federal returns to take advantage of beneficial local tax law. At December 31, 1996, the Company and its subsidiaries have sustained a cumulative operating loss and may offset this loss against future taxable income. The Company does not expect to utilize the accelerated depreciation option available under the U.S. Tax Code.

NOTE 4 - LEGAL PROCEEDINGS

As of December 31, 1996, there were no material pending legal proceedings to which the Company was a party or to which any of its assets was subject. However, the Company is currently in negotiations for the reimbursement of lost material which consists of eight videotape and 35mm film submaster copies of feature length motion picture and television productions, owned by the Company and maintained at a post production film and video facility. The Company's attorneys are preparing litigation and related processes in the event the results of the negotiations are unsatisfactory. The Company is seeking damages in the amount of $397,500 for the loss of its "stored material".

NOTE 5 - SUMMARY OF CORPORATE SECURITIES MATTERS AND
STOCK ISSUANCE.

Since November 1983, the Company's shares of common stock have traded on the over-the-counter market. The Company is currently a Rule 144 Regulation D publicly-held corporation. The Company's NQB (National Quotations Bureau) call symbol is WWMP and its Standard & Poor's Cusip no. is 981536 10 5. The Company has advised its stockholders and the public it expects to apply for NASDAQ quotation and/or quotations on other exchanges. The Company's common stock is thinly traded at this printing. The Company has previously been quoted on the OTC (Over-The-Counter) Electronic Bulletin Board. The Company's most recent active primary marketmaker went into bankruptcy resulting in the Company's temporary removal from quotation. The Company is also currently in the process of filing its Registration Statement on Form 10SB with the U.S. Securities and Exchange Commission and accordingly, the Company files annual, periodic, and current reports required pursuant to Section 12(g) of the Exchange Act, and it is anticipated that substantial trading will not commence until the Commission has reached the "no comment" stage of the filing process.

The following is the Registrant's common and preferred stock authorized and issued and outstanding.
Registrant's common and preferred stock authorized and issued and outstanding.

                          SHARES COMMON STOCK:
PAR                      .001
AUTHORIZED               100,000,000
ISSUED AND OUTSTANDING   46,099,592

                        SHARES PREFERRED STOCK:
PAR                      10.00
AUTHORIZED               100,000
ISSUED AND OUTSTANDING   20,000

PAR                      .01
AUTHORIZED               1,000,000
ISSUED AND OUTSTANDING   115,000

                OUTSTANDING CONVERSION RATIO TO COMMON:
        PAR    # SHARES  CONVRSN   PRICE     $ AMT
                                   RATIO
1)      10.00  20,000    1:1       10.00     20,000
2)      .01    717       1:20      10.00     14,340
3)      .01    26,000    1:20      5.00      520,000
4)      .01    15,000    1:10      5.00      150,000
5)      .01    51,000    1:2       5.00      102,000
6)      .01    1,000     1:20      3.00      20,000
7)      .01    7,500     1:20      .10       150,000
TOTAL          121,217             CONTINGENT  $976,340

NOTE 6 - SUMMARY OF SUBSIDIARIES.

The Company operates several wholly-owned subsidiaries. Certain of these subsidiary corporations are used to each produce individual motion pictures or television productions. Currently, three of the motion picture production subsidiary corporations are active. World Wide Productions, Inc., for the purpose of producing the motion picture tentatively entitled "Along for the Ride"; World Wide Entertainment, Inc., for the purpose of producing a special television production; and World Wide Films Inc., which has just completed the production of the feature film SHATTERED ILLUSION starring Morgan Fairchild, Bruce Weitz, Richard Lynch and Dan Monahan. The Company operates two diversified subsidiaries; one which is related to the Company's core industry, World Wide Film and Television Institute Inc. The Institute's business is the development, production, marketing, and implementation of educational symposiums, workshops, lectures and forums in areas covering the entertainment industry, specifically film and television financing, packaging, production, marketing/distribution, and the politicial/networking process that accompanies the entertainment business. Revenue is created primarily from the sale of tickets to these events. Primary symposiums are generally held annually and are designed to accommodate 250 to 1000 people per event. Workshops are held in between the primary symposiums designed to accommodate a maximum of 15 individuals. The symposium and workshop events are further designed to be duplicated in major cities around the country.

The Company has entered into a diversified business of providing medical home health care and providing temporary nursing staff to hospitals and various other health care institutions through its subsidiary World Wide Medical Services Ltd.

NOTE 7 - SUMMARY OF STOCK OPTIONS, EMPLOYMENT CONTRACTS, ASSOCIATES, POTENTIAL DILUTION, CONTINGENT LIABILITY AND ACCRUED PROFESSIONAL FEES.

The Company has provisions for the issuance of options to purchase shares of its common lettered stock and certain of its preferred stock issued has conversion provisions wherein the holder may convert his/her preferred shares to common lettered stock under certain conditions. There are 105,217 shares of preferred stock outstanding that is potentially convertible to shares of common, dependent upon the market price of the common stock. The Company has entered into agreements to issue its common lettered stock for certain goods and services and arrangements beneficial to the ongoing activities of the Company. Further, various employee contracts, non-exclusive associates agreements, and service or purchase contracts contain provisions for stock issuance. The Company expects to continue to enter into such agreements subject to all applicable securities law. The potential contingent dilution from the issuance of the above stock is 9,498,340 shares. The Company had an unpaid contingent salary liability to its President and Chief Executive Officer, Paul D. Hancock. Mr. Hancock has waived this accumulated back salary of $3,080,000. The accrued professional fees of $269,191 have been waived by the providers of service and accounted for as contributed capital.

NOTE 8 - NOTES PAYABLE, LETTER OF CREDIT

The note holder holding the note comprising the long-term debt has agreed to waive payment until such time that the Company has sufficient working capital to accomplish its objectives. The Company was issued a standby irrevocable Letter of Credit from the Huntington Bank, Cleveland, Ohio, in the amount of fifty thousand ($50,000). The terms of the Huntington Bank Letter of Credit require that, if utilized, the Company will pledge as collateral a portion of its film and television library. If the Letter of Credit is exercised, the resultant loan will be secured by a commensurate portion of the Company's film and television library. The Huntington Bank terms also provide that the Company will continue to be able to sell or lease any portion of the library as long as it retains sufficient material to secure any loans made as a result of the Letter of Credit. This credit arrangement expired in February 1995 and remains available to the company under the same above terms and conditions. The Company currently utilizes a fifty thousand dollar ($50,000) line of credit with the Wells Fargo Bank of California to accommodate its daily cash flow needs and occasionally its credit lines at other financial institutions and with its suppliers.


                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD WIDE MOTION PICTURES CORPORATION



By:      Rodney C. Kropf
Date: December 22, 1997
     Rodney C. Kropf, Chairman of the Board


By:      Paul D. Hancock
Date: December 22, 1997
     Paul D. Hancock, President/C.E.O. & Director


By:      A. Robert Sobolik
Date: December 22, 1997
     A. Robert Sobolik, Treasurer & Director


By:      Larry Epstein
Date: December 22, 1997
     Larry Epstein, Secretary & Director


By:      John D. Foley
Date: December 22, 1997
     John D. Foley, Director


By:      Joseph Dyson
Date: December 22, 1997
     Joseph Dyson, Director


By:      Benjamin Whitfield, Jr.
Date: December 22, 1997
     Benjamin Whitfield, Director


By:      Charles Bailey
Date: December 22, 1997
     Charles Bailey, Director


By:      Philip Langwald
Date: December 22, 1997
     Philip Langwald, Chairman Emeritus & Director


By:      Brendan Cahill
Date: December 22, 1997
     Brendan Cahill, Director